Form 51-102F4
Business Acquisition Report

Item 1 – Identity of Company

1.1 Name and Address of Company

GOLD ROYALTY CORP. (the "**Company**" or "**GRC**")
1830-1030 West Georgia Street
Vancouver, British Columbia V6E 2Y3

1.2 Executive Officer

The following executive officer of the Company is knowledgeable about the Acquisition (as defined herein) and this report and may be contacted respecting the Acquisition and this report:

Josephine Man
Chief Financial Officer
Telephone: (604) 396-3066

Item 2 – Details of Acquisition

2.1 Nature of Business Acquired

On August 23, 2021, the Company completed its acquisition of all of the outstanding common shares (the "**Ely Shares**") of Ely Gold Royalties Inc. ("**Ely**"), in accordance with a court approved plan of arrangement under section 288 of the *Business Corporations Act* (British Columbia) (the "**Arrangement**").

The Arrangement was completed pursuant to an arrangement agreement dated June 20, 2021 between the Company and Ely, as amended by an amending agreement dated July 19, 2021 (collectively, the "**Arrangement Agreement**").

Ely is a Nevada focused gold royalty company which, at the time of completion of the transaction, held a portfolio of 86 gold focused royalties in North America, predominantly in Nevada, USA. Ely's directly and indirectly held royalties, include, among other things:

1. a 0.50% net smelter returns ("NSR") royalty on the Jerritt Canyon Mine, located in Nevada, USA along with a per ton royalty interest on all ore processed through the Jerritt Canyon mill;

2. a 2.0% NSR on the Fenelon Property, located in Quebec, Canada; and

3. a 1.50% NSR on the REN property, located in Nevada, USA (represented by a 50% interest in a partnership that holds a 3.00% NSR) and a 3.50% net profits interest royalty on the REN property.

Pursuant to the Arrangement, the Ely Shares were ultimately transferred by the Company to its wholly-owned subsidiary, 1310560 B.C. Ltd., which amalgamated with Ely under the Arrangement. Ely was the surviving entity under such amalgamation.

Further information regarding the Arrangement and Ely's business and assets is included in the management information circular of Ely dated July 20, 2021 (the "**Circular**"), a copy of which is available under Ely's profile at www.sedar.com.

Further information regarding the Jerritt Canyon Mine is contained in the technical report titled "Technical Report on the Jerritt Canyon Gold Mine, Elko County, Nevada, USA", effective April 30, 2021, which was prepared for First Majestic Silver Corp., a copy of which is available under its profile at www.sedar.com.

Further information regarding the Fenelon Property is contained in the technical report titled "NI 43-101 Technical Report for the Detour-Fenelon Gold Trend Property, Quebec, Canada", effective March 18, 2021 and dated March 18, 2021, which was prepared for Wallbridge Mining Company Limited, a copy of which is available under its profile at www.sedar.com.

Further information regarding the REN property is contained in the technical report titled "NI 43-101 Technical Report on the REN Property, Elko County, Nevada, USA", effective December 2, 2020 and dated December 2, 2020", prepared for Ely, a copy of which is available under Ely's profile at www.sedar.com.

2.2 *Acquisition Date*

August 23, 2021.

2.3 *Consideration*

Pursuant to the Arrangement Agreement and the Arrangement, the Company acquired all of the outstanding Ely Shares. In consideration for the Ely Shares, the holders of Ely Shares had the option to receive either: (i) C$1.46 in cash (the "**Cash Alternative**"), or (ii) 0.2450 of a common share in the capital of the Company (each a "**Gold Royalty Share**") and C$0.0001 in cash (the "**Share Alternative**"), subject to proration based on a maximum aggregate cash consideration of C$84 million and a maximum aggregate number of Gold Royalty Shares issued of 41,455,194. After pro-rating and adjustments in accordance with the Arrangement, each Ely Share was acquired by the Company in exchange for 0.2450 of a Gold Royalty Share, plus $0.0001 for Ely shareholders who elected, or were deemed to have elected to receive the Share Alternative under the Arrangement; and 0.099166 of a Gold Royalty Share, plus $0.869053 for Ely shareholders who elected to receive the Cash Alternative under the Arrangement. The consideration paid by the Company on closing of the Arrangement consisted of an aggregate of 30,902,176 Gold Royalty Shares and $84,008,748 in cash. The cash consideration was funded by the Company through its existing cash balances.

Pursuant to the Arrangement: (i) immediately prior to the acquisition of the Ely Shares by the Company described above, each outstanding option to purchase Ely Shares (the "**Ely Options**") that was not exercised prior to the effective time of the Arrangement was

assigned and transferred by the holder thereof to Ely and such holder received a number of Ely Shares equal to the "In-the-Money Amount", being the amount by which the Cash Alternative exceeds the exercise price under the terms of such Ely Option, with the number of Ely Shares equal to such amount divided by the Cash Alternative; and (ii) each warrant to purchase an Ely Share that was outstanding immediately prior to the effective time of the Arrangement thereafter represented the right of the holder thereof to receive on valid exercise thereof (including payment of the applicable exercise price under such warrant to the Company), in lieu of the Ely Shares that would have otherwise been issuable thereunder, such number of Gold Royalty Shares and, as applicable, any cash per Ely Share that holders of Ely Shares that elected the Share Alternative received under the Arrangement.

Pursuant to the Arrangement, each of the 15,946,732 warrants to purchase Ely Shares that were outstanding immediately prior to the effective time represent the right to acquire, on valid exercise thereof (including payment of the applicable exercise price), 0.2450 of a Gold Royalty Share plus $0.0001.

2.4 Effect on Financial Position

As a result of the acquisition, the Company has added Ely's royalty portfolio to its existing royalty portfolio. This includes the addition of royalties on three producing mines, which, along with scheduled option and lease payments on other properties of Ely, are expected to provide the Company immediate cash flow on a consolidated basis.

The effect of the Arrangement on the Company's financial position is outlined in the unaudited pro forma financial statements attached as Schedule "A".

The unaudited pro forma adjustments described therein are based on estimates and assumptions made by management, all of which are preliminary and have been made solely for the purpose of preparing the unaudited pro forma financial statements. Changes are expected as valuations of assets acquired and liabilities assumed are completed and as additional information becomes available. Accordingly, the final fair value determinations may differ from those set forth in the unaudited pro forma condensed combined financial statements and such adjustments may be material.

Except as described herein, the Company does not currently have any plans or proposals for material changes in its business affairs or the affairs of the acquired business which would have a significant effect on the financial performance and financial position of the Company. Nevertheless, the Company will continue to evaluate its plans with respect to Ely and Ely's assets.

As announced in its news release dated September 7, 2021, the Company has entered into arrangement agreements dated effective September 6, 2021 with each of Abitibi Royalties Inc. and Golden Valley Mines and Royalties Ltd., pursuant to which, among other things, the Company agreed to acquire all of the issued and outstanding common shares of each of Abitibi Royalties Inc. and of Golden Valley Mines and Royalties Ltd. by way of statutory plans of arrangement.

The information set out above is a summary only and is qualified in its entirety by the information contained in the Circular and the pro forma financial statements attached to this business acquisition report.

2.5 Prior Valuations

Not applicable.

2.6 Parties to Transaction

The Arrangement was not a transaction with an informed person, associate or affiliate of the Company.

2.7 Date of Report

September 27, 2021.

Item 3 – Financial Statements and Other Information

The following financial statements included in this report are as follows:

i. attached as Schedule "A" are the unaudited pro forma combined financial statements of the Company that give effect to the Arrangement, consisting of: the interim statements of financial position as at June 30, 2021, statements of loss for the period from incorporation on June 23, 2020 to September 30, 2020 and Statements of loss for the nine months ended June 30, 2021, and the accompanying notes thereto;
ii. attached as Schedule "B" are the unaudited interim financial statements of Ely for the three and six months ended June 30, 2021; and
iii. attached as Schedule "C" are the audited annual consolidated financial statements of Ely for the years ended December 31, 2020 and 2019. The Company has not requested or obtained the consent of Smythe LLP to include their auditor's report into this business acquisition report, as permitted under National Instrument 51-102 – Continuous Disclosure Obligations.

Schedule "A"

See attached.

GOLD ROYALTY CORP.

PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

June 30, 2021 and September 30, 2020

(Expressed in United States Dollars)

(Unaudited)

Gold Royalty Corp.

Pro Forma Condensed Combined Interim Statements of Financial Position
As at June 30, 2021
(Unaudited, expressed in United States Dollars unless otherwise stated)

	Gold Royalty Corp. ($)	Ely Gold Royalties Inc. ($)	Pro Forma Transaction Accounting Adjustments ($)	Notes	Pro Forma Combined ($)
Assets					
Current assets					
Cash and cash equivalents	85,552,642	5,082,585	(72,281,837)	5(a)	18,353,390
Marketable securities	-	1,233,682	-		1,233,682
Prepaids and other receivables	2,131,712	583,592	-		2,715,304
	87,684,354	6,899,859	(72,281,837)		22,302,376
Non-current assets					
Royalties and mineral property interests	13,682,527	25,312,126	217,260,018	5(b)	256,254,671
Equipment	1,250	-	-		1,250
Right-of-use lease asset	-	54,753	-		54,753
Reclamation bond	-	21,913	-		21,913
Deferred charges	-	547,271	(547,271)	5(c)	-
	13,683,777	25,936,063	216,712,747		256,332,587
	101,368,131	32,835,922	144,430,910		278,634,963
Current Liabilities					
Accounts payable and accrued liabilities	651,819	584,681	527,364	5(a)	1,763,864
Current portion of lease obligation	-	40,626	-		40,626
Current portion of obligation under royalty acquisition	-	164,324	-		164,324
	651,819	789,631	527,364		1,968,814
Non-current liabilities					
Lease obligation	-	18,200	-		18,200
Obligation under royalty acquisition	-	54,980	-		54,980
Warrant derivative liability	-	-	5,640,669	5(d)	5,640,669
Deferred tax liability	-	-	42,237,219	5(e)	42,237,219
	651,819	862,811	48,405,252		49,919,882
Equity					
Issued Capital	98,065,176	55,655,074	74,752,109	5(f),(g)	228,472,359
Reserves	8,140,975	7,553,776	(7,553,776)	5(g)	8,140,975
Accumulated deficit	(5,930,841)	(28,888,413)	26,479,999	5(a),(g)	(8,339,255)
Accumulated other comprehensive income (loss)	441,002	(2,347,326)	2,347,326	5(g)	441,002
	100,716,312	31,973,111	96,025,658		228,715,081
	101,368,131	32,835,922	144,430,910		278,634,963

See accompanying notes to unaudited pro forma condensed combined financial statements.

Gold Royalty Corp.

Pro Forma Condensed Combined Statements of Loss

For the period from incorporation on June 23, 2020 to September 30, 2020

(Unaudited, expressed in United States Dollars unless otherwise stated)

	Gold Royalty Corp. (Incorporation on June 23, 2020 to September 30, 2020) ($)	Ely Gold Royalties Inc. (Three months ended September 30, 2020) ($)	Pro Forma Transaction Accounting Adjustments ($)	Notes	Pro Forma Combined ($)
Revenue	$ -	$ 569,424	$ (74,191)	5(h)	$ 495,233
Cost of sales	-	(523,422)	(25,056)	5(i)	(548,478)
Gross profit (loss)	-	46,002	(99,247)		(53,245)
Expenses					
Consulting fees	-	91,333	-		91,333
Depreciation	45	6,524	-		6,569
Management and directors' fees	15,698	91,462	2,920,006	5(j)	3,027,166
General and adminstrative	5,106	170,274	-		175,380
Professional fees	119,782	85,460	4,543,249	5(j)	4,748,491
Share-based compensation	-	337,099	543,134	5(j)	880,233
Operating loss for the period	(140,631)	(736,150)	(8,105,636)		(8,982,417)
Other items					
Interest income	-	19,018	-		19,018
Interest expense	-	(47,659)	-		(47,659)
Accretion of deferred charges	-	(310,293)	310,293	5(c)	-
Change in fair value of marketable securities	-	(100,561)	-		(100,561)
Gain (loss) on warrant derivatives	-	-	552,573	5(d)	552,573
Foreign exchange gain	-	12,019	-		12,019
	(140,631)	(1,163,626)	(7,242,770)		(8,547,027)
Income tax benefit (expense)	-	-	1,768,650	5(k)	1,768,650
Net loss for the period	$ (140,631)	$ (1,163,626)	$ (5,474,120)		$ (6,778,377)
Net loss per share, basic and diluted	$ (140,631)			7	$ (0.25)
Weighted average number of common shares outstanding, basic and dliuted	1				27,080,115

See accompanying notes to unaudited pro forma condensed combined financial statements.

Gold Royalty Corp.

Pro Forma Condensed Combined Statements of Loss

For the nine months ended June 30, 2021

(Unaudited, expressed in United States Dollars unless otherwise stated)

	Gold Royalty Corp. ($)	Ely Gold Royalties Inc. ($)	Pro Forma Transaction Accounting Adjustments ($)	Notes	Pro Forma Combined ($)
Revenue	$ -	$ 2,210,862	$ (611,043)	5(h)	$ 1,599,819
Cost of sales	-	(2,008,733)	(225,432)	5(i)	(2,234,165)
Gross profit (loss)	-	202,129	(836,475)		(634,346)
Expenses					
Consulting fees	743,192	473,061	-		1,216,253
Depreciation	435	26,692	-		27,127
Management and directors' fees	333,357	799,978	-		1,133,335
General and adminstrative	1,200,941	324,490	-		1,525,431
Professional fees	1,529,731	842,552	-		2,372,283
Share-based compensation	1,926,867	128,551	-		2,055,418
Operating loss for the period	(5,734,523)	(2,393,195)	(836,475)		(8,964,193)
Other items					
Interest income	51,814	20,520	-		72,334
Interest expense	-	(89,584)	-		(89,584)
Accretion of deferred charges	-	(969,509)	969,509	5(c)	-
Change in fair value of marketable securities	-	(14,973)	-		(14,973)
Bad debt	-	(91,377)	-		(91,377)
Gain (loss) on warrant derivatives	-	-	(1,935,554)	5(d)	(1,935,554)
Foreign exchange loss	(107,501)	(37,543)	-		(145,044)
	(5,790,210)	(3,575,661)	(1,802,520)		(11,168,391)
Income tax benefit (expense)	-	-	722,952	5(k)	722,952
Net loss for the period	$ (5,790,210)	$ (3,575,661)	$ (1,079,568)		$ (10,445,439)
Net loss per share, basic and diluted	(0.22)			7	(0.18)
Weighted average number of common shares outstanding, basic and dliuted	26,534,794				56,998,748

See accompanying notes to unaudited pro forma condensed combined financial statements.

(Unaudited, expressed in United States Dollars unless otherwise stated)

1. BASIS OF PRESENTATION

These unaudited pro forma condensed combined financial statements have been prepared in connection with the transaction between Gold Royalty Corp. (the “Company” or “GRC”) and Ely Gold Royalties Inc. (“Ely”) as set forth in the Arrangement Agreement between GRC and Ely dated June 21, 2021, as amended July 19, 2021 (the "Arrangement Agreement"). Pursuant to the Arrangement Agreement, GRC acquired all the issued and outstanding common shares of Ely (the “Transaction”). The Transaction closed on August 23, 2021.

These unaudited pro forma condensed combined financial statements have been prepared from information derived from, and should be read in conjunction with, (i) the audited consolidated financial statements of the Company as at and for the period from incorporation on June 23, 2020 to September 30, 2020 and Ely as at and for the year ended December 31, 2020, which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”); (ii) the interim consolidated financial statements of Ely for the three months ended September 30, 2020; and (iii) the interim consolidated financial statements for the Company and Ely for the interim period ending June 30, 2021 each of (ii) and (iii) prepared in accordance with IFRS relevant to the preparation of interim financial statements under IAS 34; and (iv) the continuous disclosure documents of the Company and Ely, available under their respective profiles on SEDAR, updating the Company’s and Ely’s financial information subsequent to June 30, 2021 (March 31, 2021 for Ely). These pro forma condensed combined financial statements have been compiled from and include:

(a) An unaudited pro forma condensed combined statement of financial position as of June 30, 2021 combining:
   - (i) The unaudited consolidated statement of financial position of the Company as of June 30, 2021;
   - (ii) The unaudited consolidated statement of financial position of Ely as of June 30, 2021; and
   - (iii) The adjustments described in Note 5.

   This statement assumes that the Transaction occurred June 30, 2021.

(b) An unaudited pro forma condensed combined statement of loss for the period from incorporation on June 23, 2020 to September 30, 2020 combining:
   - (i) The consolidated statement of loss of the Company for the period from incorporation on June 23, 2020 to September 30, 2020;
   - (ii) The unaudited condensed interim consolidated statement of loss of Ely for the three months ended September 30, 2020; and
   - (iii) The adjustments described in Note 5.

   This statement assumes that the Transaction occurred on June 23, 2020.

(c) An unaudited pro forma condensed combined statement of loss for the nine months ended June 30, 2021 combining:
   - (i) The unaudited consolidated interim statement of loss of the Company for the nine months ended June 30, 2021;
   - (ii) The unaudited consolidated statement of loss of Ely for the nine months ended June 30, 2021, which has been constructed by combining the periods for each of the three months ended December 31, 2020; March 31, 2021; and June 30, 2021; and
   - (iii) The adjustments described in Note 5.

(Unaudited, expressed in United States Dollars unless otherwise stated)

This statement assumes that the Transaction occurred June 23, 2020.

The constructed historical income statement of Ely described above was prepared for the purpose of the pro forma financial statements and does not conform with the financial statements of Ely filed on SEDAR.

In combining Ely's financial statements with the Company's, the Company has:

- Converted Ely's consolidated statement of financial position from Canadian dollars (C$) to US dollars ($) based on an exchange rate in effect on June 30, 2021 (0.8068 $ per C$);
- Converted Ely's consolidated statements of loss from C$ to $ using the average exchange rate in effect for the relevant reporting period (0.7508, 0.7676, 0.7899 and 0.8144 $ per C$ for the three months ended September 30, 2020, December 31, 2020, March 31, 2021 and June 30, 2021 respectively); and
- Reclassified Ely's consolidated financial statements to conform with the Company's financial statement presentation.

The unaudited pro forma condensed combined financial statements are not intended to reflect the financial performance or the financial position of the Company which would have resulted had the Transaction been consummated on the dates indicated. Actual amounts recorded upon completion of the accounting related to the Transaction will likely differ from those recorded in the unaudited pro forma condensed combined financial statements and such differences could be material. Among other things, management has not presented pro forma management adjustments related to any potential synergies that may be realized and integration costs that may be incurred upon completion of the Transaction. Non-recurring transaction costs or similar expected to be expensed by the Company subsequent to June 30, 2021 have been reflected as expenses in the pro forma condensed combined statement of loss on June 23, 2020. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in preparing the unaudited pro forma condensed combined financial statements are set out in the Company's audited consolidated financial statements as at and for the period from incorporation on June 23, 2020 to September 30, 2020. In preparing the unaudited pro forma condensed combined financial statements a preliminary review was undertaken to identify whether there were any accounting policy differences between the accounting policies used by Ely and those of the Company where the impact was potentially material and could be reasonably estimated. Based on this preliminary review, the Company has not identified accounting policies applicable to similar transactions undertaken by Ely that significantly depart from those followed by the Company. For purposes of these pro forma financial statements, where the Company did not previously have an accounting policy for transactions undertaken by Ely during the relevant periods, it has retained the policy and elections taken by Ely. A final review of accounting policies and elections will be completed in conjunction with the finalization of the purchase price allocation and preparation of the Company's annual financial statements for the year ending September 30, 2021 to ensure any differences have been identified, synchronized and recognized.

3. DESCRIPTION OF THE TRANSACTION

On August 23, 2021, GRC acquired all of the issued and outstanding Ely common shares, resulting in Ely becoming a wholly-owned subsidiary of GRC. Each Ely share was acquired in exchange for (i)

(Unaudited, expressed in United States Dollars unless otherwise stated)

0.2450 of a GRC common share plus C$0.0001 (the "Share Alternative") or (ii) 0.099166 of a GRC common share plus C$0.869053 (the "Cash Alternative), based on shareholder elections and the maximum aggregate cash consideration of C$84 million set forth in the Arrangement Agreement.

Prior to close, Ely options were converted into Ely common shares based on their in-the-money ("ITM") value (being C$1.46 less the exercise price) and exchanged for consideration on the same basis as other Ely common shares. Each warrant to acquire Ely shares ("Ely warrants") that remained outstanding immediately before the closing of the Transaction became exercisable into 0.2450 of a GRC common share ("GRC Shares") plus C$0.0001 subject to paying the applicable C$ exercise price.

The consideration given by GRC in exchange for the common shares of Ely (including those issued on settlement of Ely options) consisted of C$84,008,748 in cash and 30,902,176 GRC Shares. The 15,946,732 Ely warrants outstanding immediately prior to closing of the Transaction became exercisable into 3,906,949 of GRC Shares with no change in the aggregate underlying C$ exercise price.

Prior to the Transaction, Ely's shares were listed on the TSX Venture Exchange. Following the completion of the Transaction, an application has been made for Ely Gold to cease to be a reporting issuer under the applicable Canadian securities laws and to otherwise terminate Ely Gold's public reporting requirements.

4. PURCHASE PRICE ALLOCATION

These pro forma condensed combined financial statements assume the acquisition of Ely constitutes a business combination in accordance with IFRS 3 Business Combinations ("IFRS 3"). GRC has been identified as the acquirer on the basis that GRC shareholders retained a majority of shares in the combined entity on both a basic and fully diluted basis, GRC paid a premium over the price of Ely shares and paid cash consideration in addition to share consideration, and all members of GRC executive management and directors have continued with the combined entity. Accordingly, the Company has applied the principles of IFRS 3 in accounting for the acquisition of Ely, which requires the Company to recognize Ely's identifiable assets acquired and liabilities assumed at their fair value, consideration transferred in the acquisition at fair value and goodwill or a bargain purchase gain, if any, as the excess or deficiency of consideration transferred over the net acquisition date fair value of identifiable assets acquired and liabilities assumed.

As of the date of this Business Acquisition Report, the Company has not completed a detailed valuation process to arrive at the required final estimates of the fair value of the Ely assets acquired and liabilities assumed at the closing date of the Transaction. The Company's management is in the process of finalizing the acquisition date statement of financial position and determining the final fair values of the assets and liabilities acquired in the Transaction and therefore the pro forma adjustments set out herein are preliminary and are subject to change as additional analysis is performed. In particular, the Company is assessing, among other things, the allocation of the purchase price to the individual royalty and mineral interests acquired, including the allocation between depletable components and exploration potential; the valuation of warrants; and the determination of deferred income taxes. The preliminary pro forma adjustments have been made solely for the purpose of providing this unaudited pro forma financial information.

The final purchase consideration and purchase price allocation may differ from the amounts reflected below. The purchase consideration includes an estimate of the fair value of the warrant obligations assumed using an expected share price volatility based on a peer group of companies due to GRC's limited history. The final estimation of the fair value of warrants is subject to further analysis. In addition,

(Unaudited, expressed in United States Dollars unless otherwise stated)

the allocation of the purchase price to the assets and liabilities acquired may be materially different than the amounts reflected in the pro forma information presented below for the reasons described above.

The purchase consideration of $200,850,664 was based on a share price of $4.22 representing GRC's closing share price on August 20, 2021, share price volatility of 37% and a foreign exchange rate of 0.7778 $ per C$.

Purchase consideration:	Cash	Shares	Warrant Liability	Total
Issued in exchange for Ely common shares, including those issued on the cashless exercise of Ely options(1)	$ 65,016,496	$ 130,193,499		$ 195,209,995
Warrant obligations assumed, reflecting the effects of the Transaction (note 5(d))			$ 5,640,669	5,640,669
Total consideration				$ 200,850,664

(1) Consideration excludes a portion of cash and share consideration representing the excess of the value of replacement consideration over the fair value of options outstanding prior to the transaction. Such excess will be recorded as compensation expense on the date of the Transaction and has been reflected as an expense in the pro form statement of loss on June 23, 2020, the assumed Transaction consummation date in the unaudited pro forma condensed combined financial statements.

The preliminary pro forma fair value of assets acquired and liabilities assumed based on assets and liabilities in existence at June 30, 2021, is as follows:

Net Assets acquired:		
Cash and cash equivalents (note 5(a))	$	11,974
Marketable securities		1,233,682
Prepaids and other receivables		583,592
Royalties and other mineral property interests		242,572,144
Right-of-use lease asset		54,753
Reclamation bond		21,913
Accounts payable and accrued liabilities		(1,112,045)
Lease liabilities, including current portion		(58,826)
Obligation under royalty acquisition, including current portion		(219,304)
Deferred tax liability		(42,237,219)
Purchase Consideration	**$**	**200,850,664**

Costs not included in purchase consideration:		
Excess of consideration to option holders over the fair value of Ely employee options held – recorded as compensation costs	$	543,134
Transaction costs incurred by GRC	$	1,865,280

Estimated Day 1 compensation expense	Cash	Shares
Excess of consideration given to Ely option holders over the fair value of options outstanding prior to the Transaction	$ 329,450	$ 213,684

5. PRO FORMA ASSUMPTIONS AND TRANSACTION ACCOUNTING ADJUSTMENTS

The unaudited pro forma condensed combined financial statements reflect adjustments to give effect to the business combination. As of the date of this Business Acquisition Report, the Company is not aware of any additional reclassifications that would have a material impact on the unaudited pro forma financial information. Assumptions and transaction adjustments made are as follows:

a) The net issuance of cash in partial settlement to Ely equity holders as described in note 4 (including $65,016,496 treated as purchase consideration and $329,450 treated as Day 1 compensation expense), the payment of $2,920,006 in change of control payments to members of Ely management under pre-existing agreements and the payment of $4,543,249 of transaction costs incurred subsequent to June 30, 2021 of which: $2,677,969 were incurred by Ely ($2,150,605 as a pro forma adjustment to cash and $527,364 as a pro forma adjustment to accounts payable and accrued liabilities) and $1,865,280 were incurred by GRC.

   The Day 1 compensation expense total of $543,134 (see note 4) and GRC's transaction costs of $1,865,280 are reflected in accumulated deficit in the pro forma condensed combined statement of financial position as of June 30, 2021 and on June 23, 2020 in the pro forma condensed combined statement of loss, corresponding to the Transaction consummation date in the respective pro forma condensed combined financial statements.

b) The difference between the estimated fair value and carrying value of Ely's royalties. For purposes of the pro forma condensed combined financial statements, any excess of purchase consideration over the estimated fair value of Ely's net assets has been assumed to be attributable to the fair value of acquired royalties. Upon completion of the valuation of royalties, such excess (shortfall), if any, will be reclassified to goodwill or a bargain purchase gain.

   These pro forma condensed financial statements include a preliminary allocation of (i) $16,924,945 to royalties that are currently generating royalty payments as a result of production or advance minimum royalties ("Producing Royalties") which are subject to depletion (see (i) below) and (ii) $225,647,199 to exploration potential, associated with royalties which are not currently subject to depletion. If the Company's estimate of the fair value of Producing Royalties is increased or decreased, this will result in a corresponding proportionate increase or decrease to depletion expense, presented in cost of sales.

c) The elimination of deferred charges and the associated amortization expense related to Ely's credit facility cancelled prior to the close of the Transaction.

d) The impact of warrants outstanding at the Transaction date, as adjusted to reflect the effect of the Transaction. The warrants are classified as derivative liabilities as they are denominated in Canadian dollars, which differs from the Company's functional currency. The fair value of warrants at the Transaction date has been estimated using the share price of GRC shares, the exchange rate at the Transaction closing date and a volatility of 37%, determined based on a peer group of royalty companies.

   The change in fair value has been recorded as gain (loss) on warrant derivatives in the pro forma condensed combined statements of loss. For purposes of estimating the change in fair value for periods prior to the Transaction, warrant fair values have been estimated using a share price volatility of 37% and a blended share price based on the share prices of Ely, as adjusted for the share exchange ratio and the Company, weighted based on the number of shares attributable to each party's shareholders at the applicable measurement date.

(Unaudited, expressed in United States Dollars unless otherwise stated)

e) The impact on deferred tax liabilities as a result of pro forma adjustments to assets and liabilities, offset by the recognition of Ely's previously unrecognized deferred tax assets.

f) The issuance of common shares to Ely shareholders consisting of $130,193,499 treated as purchase consideration and $213,684 treated as day 1 stock compensation expense.

g) The elimination of Ely's historical equity balances at June 30, 2021 including $55,655,074 of issued capital, $7,553,776 of reserves, $28,888,413 of accumulated deficit and $2,347,326 of accumulated other comprehensive income.

h) The reduction in revenues related to option income on exploration properties that had no historical carrying value in Ely's financial statements. Fair value adjustments will be allocated to these properties as a result of the Transaction. Option proceeds after the Transaction will first be applied as a reduction of the new carrying value and will be recorded as revenue only after the new carrying value has been reduced to nil.

i) The increase in cost of sales represents the increase in depletion caused by the pro forma fair value adjustments to Producing Royalties (see 5(b) above). Any further increase (decrease) in the allocation of purchase consideration to Producing Royalties will create a proportionate increase (decrease) to cost of sales.

j) The recognition of transaction costs and compensation expense incurred subsequent to June 30, 2021 as if they were incurred on the date the Transaction and are assumed to have been consummated during the earliest pro forma period for purposes of the condensed combined statements of loss.

k) An adjustment to income tax benefit (expense) based on US and Canadian tax rates applied to Ely's pre-tax income after permanent differences.

6. PRO FORMA SHARE CAPITAL

GRC pro forma share capital as at June 30, 2021 has been determined as follows:

	Common Shares	Amount $
Issued and outstanding, June 30, 2021	41,621,347	98,065,176
GRC shares to be issued in exchange for Ely shares and options, including shares recorded as Day 1 compensation cost (Note 4)	30,902,176	130,407,183
Pro forma balance Issued and outstanding	72,523,523	228,472,359

(Unaudited, expressed in United States Dollars unless otherwise stated)

7. PRO FORMA LOSS PER SHARE

Pro forma basic and diluted loss per share has been calculated based on actual weighted average number of GRC common shares outstanding for the respective periods as well as the number of shares issued in connection with the Transaction as if such shares had been outstanding since the later of incorporation or the date the associated Ely equity was originally issued:

	Period from June 23 to September 30, 2020	Nine months ended June 30, 2021
Actual weighted average number of GRC common shares outstanding	1	26,534,794
Weighted average number of GRC common shares, issued in exchange for Ely shares and exercised options and warrants	27,080,114	30,463,954
Pro forma weighted average number of GRC common shares outstanding	27,080,115	56,998,748
Pro forma net loss attributable to shareholders of the combined Company	$ 6,778,377	$ 10,445,439
Pro forma basic and diluted net loss per share	$ 0.25	$ 0.18

Schedule "B"

See attached.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Unaudited)

ELY GOLD ROYALTIES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

As at	Notes		June 30, 2021 (unaudited)		December 31, 2020 (audited)
ASSETS (Note 11)					
Current					
Cash and cash equivalents		$	6,299,684	$	7,381,784
Marketable securities	6		1,529,105		1,192,572
Receivables	7		501,227		348,881
Prepaid expenses			222,114		218,974
			8,552,130		9,142,211
Non-Current					
Reclamation bond			27,161		27,902
Right-of-use lease asset	8		67,865		92,322
Royalty assets	9		30,541,458		30,278,390
Mineral property interests	10		832,025		1,463,863
Deferred charges	11		678,323		1,491,411
			40,698,962	$	42,496,099
LIABILITIES					
Current					
Accounts payable and accrued liabilities	14	$	724,692	$	889,075
Current portion of lease obligation	12		50,354		48,192
Current portion of obligation under royalty acquisition	9		203,674		394,789
			978,720		1,332,056
Non-Current					
Lease obligation	12		22,558		49,785
Obligation under royalty acquisition	9		68,146		71,535
			1,069,424		1,453,376
EQUITY					
Share capital	13		68,982,491		66,968,929
Share-based payment reserve	13		9,362,638		10,308,499
Cumulative translation adjustment			(2,909,427)		(2,171,533)
Deficit			(35,806,164)		(34,063,172)
			39,629,538		41,042,723
		$	40,698,962	$	42,496,099

Approved and authorized by the Board:

"David Garofalo"	Director	*"Josephine Man"*	Director
David Garofalo		Josephine Man	

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ELY GOLD ROYALTIES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Unaudited – Expressed in Canadian Dollars)

	Notes	Three months ended June 30, 2021	Three months ended June 30, 2020	Six months ended June 30, 2021	Six months ended June 30, 2020
ROYALTY AND MINERAL OPERATIONS					
Revenue					
Royalties		$ 494,500	$ 753,187	$ 1,228,321	$ 870,570
Option proceeds		93,975	396,234	370,075	503,844
		588,475	1,149,421	1,598,396	1,374,414
Cost of sales					
Amortization of royalty assets	9	686,435	362,252	1,366,297	408,035
Project and royalty generation and maintenance costs		120,718	41,923	162,644	73,493
		807,153	404,175	1,528,941	481,528
GROSS PROFIT (LOSS)		(218,678)	745,246	69,455	892,886
EXPENSES					
Amortization	8	11,841	20,643	23,817	29,262
Consulting fees		258,092	76,789	406,713	120,774
Management fees	14	226,221	484,442	332,572	607,266
Office and administration		34,632	49,255	71,928	85,604
Professional fees		833,621	385,274	900,638	502,046
Share-based payments	13, 14	29,587	1,556,167	(116,016)	1,685,546
Transfer agent and filing fees		15,839	80,757	55,765	137,085
Travel and promotion		70,603	359,760	168,973	628,276
		(1,480,436)	(3,013,087)	(1,844,390)	(3,795,859)
OTHER INCOME (EXPENSE)					
Interest expense	11	(39,024)	(109,633)	(81,824)	(213,977)
Accretion of deferred charges	11	(408,790)	(408,790)	(813,088)	(817,580)
Interest income		4,569	5,166	7,069	10,351
Gain (loss) on disposal of marketable securities	6	-	(25,223)	70,329	(25,223)
Change in fair value of marketable securities		107,201	438,923	224,591	(168,516)
Gain (loss) on foreign exchange		(55,724)	80,338	43,041	218,246
		(391,768)	(19,219)	(549,882)	(996,699)
Loss for the period		(2,090,882)	(2,287,060)	(2,324,817)	(3,899,672)
Attributed to:					
Shareholders of the Company		(2,090,882)	(2,288,211)	(2,324,817)	(3,900,823)
Non-controlling interest		-	1,151	-	1,151
		(2,090,882)	(2,287,060)	(2,324,817)	(3,899,672)
Other comprehensive loss for the period					
Item subject to reclassification into statement of loss					
Currency translation adjustment		(360,997)	(949,744)	(737,894)	(565,237)
Comprehensive loss for the period		$(2,451,879)	$(3,236,804)	$(3,062,711)	$(4,464,909)
Basic and diluted loss per share		$ (0.01)	$ (0.02)	$ (0.02)	$ (0.03)
Weighted average number of common shares outstanding		162,031,022	138,075,448	161,662,233	123,115,674

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ELY GOLD ROYALTIES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Expressed in Canadian Dollars)

	For the six months ended	
	June 30, 2021	June 30, 2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the period	$ (2,324,817)	$ (3,899,672)
Items not affecting cash		
Interest expense	7,346	15,177
Accretion of deferred charges	813,088	817,580
Amortization	1,390,114	437,297
Change in fair value of marketable securities	(224,591)	168,516
Loss (gain) on disposal of marketable securities	(70,329)	25,223
Share-based payments	(116,016)	1,685,546
Option payments received in shares	(191,392)	-
Unrealized foreign exchange	33,802	(29,752)
	(682,795)	(780,085)
Changes in non-cash working capital items		
Receivables	(164,612)	(466,269)
Prepaid expenses	(3,140)	(122,462)
Accounts payable and accrued liabilities	(159,216)	(76,497)
Net cash used in operating activities	(1,009,763)	(1,445,313)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of mineral rights and royalty assets	(1,403,039)	(3,089,353)
Payments on acquisition of VEK	-	(6,646,383)
Proceeds on disposition of marketable securities	326,604	76,547
Acquisition of marketable securities	(171,461)	-
Proceeds received from properties under option	429,959	517,826
Net cash used in investing activities	(817,937)	(9,141,363)
CASH FLOWS FROM FINANCING ACTIVITIES		
Shares issued for cash, net of issuance costs	-	16,450,990
Subscriptions received	-	107,500
Proceeds from line of credit	-	5,000,000
Repayment of line of credit	-	(6,000,000)
Lease payments	(27,802)	(27,402)
Shares issued on exercise of options and warrants	1,058,714	5,678,396
Payment of royalty obligation	(194,950)	(518,137)
Net cash provided by financing activities	835,962	20,691,347
Effect on cash of foreign exchange	(90,362)	43,890
Change in cash and cash equivalents for the period	(1,082,100)	10,148,561
Cash and cash equivalents, beginning of period	7,381,784	2,973,520
Cash and cash equivalents, end of period	$ 6,299,684	$ 13,122,081
Cash and cash equivalents consist of:		
Cash	$ 6,274,684	$ 3,097,081
Term deposits	25,000	10,025,000
	$ 6,299,684	$ 13,122,081

Supplemental disclosure with respect to cash flows (note 15)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ELY GOLD ROYALTIES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited – Expressed in Canadian Dollars)

	Number of shares	Share capital	Share-based payment reserve	Cumulative translation adjustment	Subscriptions received	Deficit	Shareholders' equity	Non-controlling interest	Total
Balance, December 31, 2019	100,280,929	$ 30,055,890	$ 4,988,492	$ 93,686	$ -	$ (26,414,511)	$ 8,723,557	$ -	$ 8,723,557
Private placement, net of issuance costs	21,562,500	15,832,946	618,044	-	-	-	16,450,990	-	16,450,990
Shares issued on exercise of options and warrants	22,919,654	5,678,396	-	-	-	-	5,678,396	-	5,678,396
Reallocation of reserves of exercised options and warrants	-	1,423,108	(1,423,108)	-	-	-	-		-
Warrants issued for mineral and royalty interests	-	-	2,363,279	-	-	-	2,363,279	-	2,363,279
Shares issued on acquisition of royalty interest	12,698,413	11,301,588	-	-	-	-	11,301,588	-	11,301,588
Funds received for exercise of warrants					107,500		107,500		107,500
Share-based payments	-	-	1,685,546	-	-	-	1,685,546	-	1,685,546
Loss for the period	-	-	-	-	-	(3,900,823)	(3,900,823)	1,151	(3,899,672)
Non-controlling interest on acquisition of VEK	-	-	-	-	-	-	-	471,073	471,073
Other comprehensive loss	-	-	-	(565,237)	-	-	(565,237)	-	(565,237)
Balance, June 30, 2020	157,461,496	$ 64,291,928	$ 8,232,253	$ (471,551)	$ 107,500	$ (30,315,334)	$ 41,844,796	$ 472,224	$42,317,020

	Number of shares	Share capital	Share-based payment reserve	Cumulative translation adjustment	Subscriptions received	Deficit	Shareholders' equity	Non-controlling interest	Total
Balance, December 31, 2020	160,951,799	$ 66,968,929	$ 10,308,499	$ (2,171,533)	$ -	$(34,063,172)	$ 41,042,723	$ -	$ 41,042,723
Shares issued on exercise of options and warrants	2,249,518	1,058,714	-	-	-	-	1,058,714	-	1,058,714
Reallocation of reserves of exercised options and warrants	-	954,848	(954,848)	-	-	-	-	-	-
Reallocation of reserves of forfeited options	-	-	(581,825)	-	-	581,825	-	-	-
Warrants issued for mineral and royalty interests	-	-	706,828	-	-	-	706,828	-	706,828
Share-based payments	-	-	(116,016)	-	-	-	(116,016)	-	(116,016)
Loss for the period	-	-	-	-	-	(2,324,817)	(2,324,817)	-	(2,324,817)
Other comprehensive loss	-	-	-	(737,894)	-	-	(737,894)	-	(737,894)
Balance, June 30, 2021	163,201,317	$ 68,982,491	$ 9,362,638	$ (2,909,427)	$ -	$ (35,806,164)	$ 39,629,538	$ -	$39,629,538

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(Unaudited – Expressed in Canadian Dollars)

1. NATURE OF AND CONTINUANCE OF OPERATIONS

Ely Gold Royalties Inc. (the "Company" or "Ely Gold") was incorporated under the *Business Corporations Act* (Alberta) on May 10, 1996. The Company was continued into British Columbia in 2002 where it is now domiciled and governed by the *Business Corporations Act* (British Columbia).

The Company's registered office is 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2. The principal address of the Company is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada.

The Company's operations are focused on developing recurring cash flow streams through the acquisition, consolidation, enhancement, and resale of highly prospective, unencumbered North American precious metals properties. The Company seeks to acquire royalties and purchase agreements over development stage assets, advanced stage development projects or operating mines. In return for making an upfront payment to acquire royalties, the Company receives the right to purchase, at a fixed price per unit, a percentage of a mine's production for the life of the mine.

The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities. The recoverability of the amounts shown as assets of the Company is dependent upon the discovery of economically recoverable reserves and future profitable operations.

Although the Company has taken steps to verify title to its royalties on which it has an interest, in accordance with industry standards for the current stage of operations of such properties, these procedures do not guarantee the Company's title. Property title may be subject to government licensing requirements or regulations, unregistered prior agreements, unregistered claims, and non-compliance with regulatory, social and environmental requirements. The Company's assets may also be subject to increases in taxes and royalties, renegotiation of contracts, political uncertainty and currency exchange fluctuations and restrictions.

The COVID-19 global health pandemic has had a significant impact on the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown. The adverse effects of the pandemic may continue for an extended and unknown period of time, particularly as variant strains of the virus are identified. The impact of the pandemic to date has included extreme volatility in financial markets, a slowdown in economic activity and extreme volatility in commodity prices, including gold. As well, as efforts have been undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects have been impacted. Many mining projects, including some of the properties in which the Company holds a royalty, stream or other interest, could be impacted by the pandemic resulting in the slowdown of operations and other mitigation measures that impact production. If the operation or development of one or more of the properties in which the Company holds a royalty from which it receives or expects to receive significant revenue is slowed down or suspended as a result of the continuing COVID-19 pandemic or future pandemics or other public health emergencies, it may have a material adverse impact on the Company's profitability, results of operations and financial condition.

On August 23, 2021 the Company completed a business combination by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia) pursuant to which Gold Royalty Inc. ("GRC") acquired all of the issued and outstanding common shares of the Company (the "Ely Shares") (the "Plan of Arrangement"). The Company's common shares were delisted from the TSX Venture Exchange ("TSX-V") on August 23, 2021.

1. NATURE OF AND CONTINUANCE OF OPERATIONS (cont'd)

Upon completion of the Plan of Arrangement on August 23, 2021, Ely Gold has become an indirect wholly-owned subsidiary of GRC. After pro-rationing and adjustments in accordance with the Plan of Arrangement, each Ely Share was acquired by GRC in exchange for 0.2450 of a GRC common share (a "GRC Share"), plus $0.0001 for Ely Gold shareholders who elected, or were deemed to have elected to receive the share alternative under the Plan of Arrangement; and 0.099166 of a GRC Share, plus $0.869053 for Ely Gold shareholders who elected to receive the cash alternative under the Plan of Arrangement.

The consideration paid by GRC on closing of the transaction consisted of an aggregate of 30,902,176 GRC Shares and $84,008,748 in cash. Pursuant to the Plan of Arrangement, each of the 15,946,732 warrants to purchase Ely Shares (an "Ely Warrant") that were outstanding immediately prior to the effective time represent the right to acquire, on valid exercise thereof (including payment of the applicable exercise price), 0.2450 of a GRC Share plus $0.0001.

Pursuant to the Plan of Arrangement, the Ely Shares were ultimately acquired by 1310560 B.C. Ltd., a wholly-owned subsidiary of GRC, which was amalgamated with Ely Gold, with Ely Gold being the surviving entity thereunder.

2. BASIS OF PREPARATION

Statement of Compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standard 34 *Interim Financial Reporting*. Therefore, these condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2020 ("Annual Financial Statements"), which have been prepared in accordance with IFRS.

The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which are stated at their fair values. These condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. All dollar amounts presented are in Canadian dollars, the Company's functional currency, unless otherwise specified.

These condensed interim consolidated financial statements were approved by the Board of Directors for issue on September 24, 2021.

Basis of consolidation and presentation

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The Company's wholly owned subsidiaries include DHI Minerals Ltd. ("DHI Minerals") (a Canadian corporation), DHI Minerals (US) Ltd. (a Nevada corporation), Voyageur Gold Inc. (a Canadian corporation), Nevada Select Royalty, Inc. (a Nevada corporation), REN Royalties LLC ("REN") (a Nevada corporation) and VEK Associates ("VEK") (a Nevada corporation).

2. BASIS OF PREPARATION (cont'd…)

Subsequent to June 30, 2021, the Company incorporated a new subsidiary, 1320505 B.C. Ltd. ("1320505 BC") (a Canadian corporation). All assets and liabilities of DHI Minerals were transferred to 1320505 BC and DHI Minerals was dissolved by way of voluntary dissolution on August 20, 2021.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with those used by the Company. A subsidiary is consolidated from the date upon which control is acquired by the Company and all material intercompany transactions and balances have been eliminated on consolidation.

Use of estimates and judgments

The preparation of these condensed interim consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed interim consolidated financial statements and the reported revenues and expenses during the period. Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

Critical Accounting Estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, which could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following.

Recoverability of receivables

Provisions are made against accounts that, in the estimation of management, may be uncollectible. The recoverability assessment of trade and other receivables is based on a range of factors, including the age of the receivable and the creditworthiness of the company owing the funds. The provision is assessed on a quarterly basis with a detailed formal review of balances and security being conducted annually. Determining the recoverability of an account involves estimation and judgment as to the likely financial condition and ability of the debtor to subsequently make payments. To the extent that future events impact the financial condition of the debtor these provisions could vary significantly.

Share-based payments

The fair value of share-based payments is subject to the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in certain assumptions. As the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share prices and expected forfeiture rate, changes in subjective input assumptions can materially affect the fair value estimate.

2. BASIS OF PREPARATION (cont'd…)

Critical Accounting Estimates (cont'd)

Amortization of royalty assets

Royalty assets are carried at cost less any accumulated amortization. Amortization is calculated over the estimated mine life or over the period advance royalties are expected to be received using management's best estimate of the mine's production life. The expected production life of the asset is estimated based on expected quantities of proven and probable mineral reserves and mineral resources. These estimates are based on information obtained from the mine operator through preparation of technical reports on the property. The useful production lives are estimated based on such information and are reviewed annually.

Cost allocation of royalty assets acquired

Management was required to estimate the allocation of cost of acquisition of the VEK assets. The allocation was determined by estimating the present value of expected future revenues. Such calculation required management to make estimates of expected production based on estimated reserves in the underlying assets.

Critical Accounting Judgments

Management must make judgments given the various options available under IFRS for items included in the condensed interim consolidated financial statements. Judgments involve a degree of uncertainty and could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual events differ from a judgment made.

Impairment of mineral and royalty interests

Assets or cash-generating units are evaluated at each reporting date to determine whether there are any indications of impairment. The Company considers both internal and external sources of information when making the assessment of whether there are indications of impairment for the Company's mineral and royalty interests. In respect of costs incurred for its mineral properties, management has determined that exploratory drilling, evaluation and related costs incurred, which have been capitalized, continue to be appropriately recorded on the condensed interim consolidated statement of financial position at carrying value. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit, including geologic and metallurgic information, economic assessment/studies, accessible facilities and existing permits.

Functional currency

The functional currency for each of the Company's subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

Recovery of deferred tax assets

Judgment is required in determining whether deferred tax assets are recognized in the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets.

2. BASIS OF PREPARATION (cont'd…)

Impairment of royalty assets and mineral property Interests

Assessment of impairment of royalty assets and mineral property interests at the end of each reporting period requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that give rise to the requirement to conduct an impairment analysis on the Company's royalty assets and mineral property interests. Indicators that could trigger an impairment analysis include, but are not limited to, a significant change in operator reserve and resource estimates, industry or economic trends, current or forecast commodity prices, and other relevant operator information. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, foreign exchange rates, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include judgment and estimates related to (i) dollar value per ounce or pound of reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the assumptions and estimates used in determining the fair value of the royalty and mineral property interests could impact the impairment analysis.

Asset acquisitions and business combinations

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgment. The assessment requires management to assess the inputs, processes and ability of the acquired entity/assets to produce outputs at the time of the acquisition. The determination of the acquisition date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty assets generally requires a high degree of judgment, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

3. SIGNIFICANT ACCOUNTING POLICIES

These condensed interim consolidated financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company's audited Annual Financial Statements for the fiscal year ended December 31, 2020.

4. FINANCIAL INSTRUMENTS

The Company's principal financial liabilities comprise accounts payable and accrued liabilities, lease obligation and obligation under royalty acquisition. The Company's principal financial assets are cash and cash equivalents, marketable securities and receivables. The main purpose of these financial instruments is to manage short-term cash flow and working capital requirements and fund future acquisitions.

The Company is engaged in the business of acquiring, managing and creating resource royalties. Royalties are interests that provide the right to revenue or production from the various properties, after deducting specified costs, if any. These activities expose the Company to a variety of financial risks, which include direct exposure to market risks (which includes commodity price risk, foreign exchange risk and interest rate risk), credit risk, liquidity risk and capital risk management.

(Unaudited – Expressed in Canadian Dollars)

4. FINANCIAL INSTRUMENTS (cont'd…)

Management designs strategies for managing some of these risks, which are summarized below. The Company's management oversees the management of financial risks. The Company's management ensures that financial risk activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company's policies.

The Company's risk exposure and the impact on the Company's financial instruments are summarized below.

The carrying value of cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximated their fair value due to the short-term nature of these instruments. Marketable securities are classified within Level 1 of the fair value hierarchy. The fair value of the Company's obligation under royalty acquisition and lease obligation approximate their carrying values, as their interest rates are comparable to market interest rates.

(a) Credit risk

Credit risk refers to the potential that a counterparty to a financial instrument will fail to discharge its contractual obligations. The Company manages credit risk, in respect of cash and cash equivalents by placing its cash balances at major Canadian and American financial institutions.

Credit risk arises from cash and cash equivalents and receivables. The Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions, and as such, does not have any significant concentration of credit risk. As at June 30, 2021, the Company is unaware of any information that would cause it to believe that these financial assets are not fully recoverable.

The Company's concentration of credit risk and maximum exposure thereto is as follows:

	June 30, 2021	December 31, 2020
Cash and cash equivalents	$ 6,299,684	$ 7,381,784
Receivables (Note 7)	421,163	338,345
	$ 6,720,847	$ 7,720,129

(b) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. At June 30, 2021, the Company has cash and cash equivalents of $6,299,684 (December 31, 2020 - $7,381,784), current liabilities of $978,720 (December 31, 2020 - $1,332,056) and non-current liabilities of $90,704 (December 31, 2020 - $121,320).

4. FINANCIAL INSTRUMENTS (cont'd…)

(b) Liquidity risk (cont'd…)

The amounts listed below are the remaining undiscounted cash flow contractual maturities for financial liabilities held by the Company:

Due Date	June 30, 2021	December 31, 2020
0 – 90 days	$ 942,389	$ 1,072,506
91 – 365 days	37,402	256,116
More than 1 year	90,946	138,378
	$ 1,070,737	$ 1,467,000

(c) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and equity price risk.

(i) Commodity price risk

The Company's royalties are subject to fluctuations from changes in market prices of the underlying commodities. The market price of gold is the primary driver of the Company's profitability and ability to generate free cash flow. All of the Company's future revenue is not hedged, which results in the Company's full exposure to changes in the market prices of these commodities.

(ii) Interest rate risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. As at June 30, 2021, the Company's interest rate exposure arises mainly from the interest receipts on cash and cash equivalents, lease obligation and obligation under royalty acquisition.

Cash and cash equivalents consist of the following:

	June 30, 2021	December 31, 2020
Cash	$ 6,274,684	$ 6,356,784
Cashable guaranteed investment certificate("GIC")*	25,000	1,025,000
	$ 6,299,684	$ 7,381,784

* The GIC will mature June 15, 2021, is cashable at any time without penalty and earns interest at a rate of 1% per annum

(iii) Foreign currency risk

The Company incurs expenditures in Canada and the United States. Foreign currency risk arises as the amount of the U.S. dollar cash, intercompany balances and payables will vary in Canadian dollar due to changes in exchange rates.

4. FINANCIAL INSTRUMENTS (cont'd…)

(c) Market risk (cont'd…)

(iii) Foreign currency risk (cont'd)

As at June 30, 2021 and December 31, 2020, the Company has not hedged its exposure to currency fluctuations.

At June 30, 2021 and December 31, 2020, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars:

		June 30, 2021		December 31, 2020
Cash and cash equivalents	US$	2,902,944	US$	2,830,820
Receivables		339,812		265,744
Liabilities		(93,978)		(582,132)
Net	US$	3,148,778	US$	2,514,432
Canadian dollar equivalent	$	3,902,595	$	3,201,375

Based on the above net exposures as at June 30, 2021, a 5% (December 31, 2020 - 5%) change in the Canadian/U.S. dollar exchange rate would impact the Company's income (loss) and comprehensive income (loss) by approximately $195,000 (2020 - $160,000).

(iv) Equity price risk

Equity price risk is the uncertainty associated with the valuation of assets arising from changes in equity markets. The Company's marketable securities consisting of common shares are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held.

Based on the marketable securities held as at June 30, 2021, a 10% (December 31, 2020 - 10%) change in the market price of these securities would impact the Company's income (loss) and comprehensive income (loss) by approximately $100,500 (2020 - $83,000).

(Unaudited – Expressed in Canadian Dollars)

4. FINANCIAL INSTRUMENTS (cont'd…)

(c) Market risk (cont'd…)

(v) Fair value hierarchy

The following tables summarize the Company's financial instruments under the fair value hierarchy, as at June 30, 2021 and December 31, 2020:

June 30, 2021	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$6,299,684	$ -	$ -	$6,299,684
Marketable securities	$1,529,105	$ -	$ -	$1,529,105
Receivables	$ 421,163	$ -	$ -	$ 421,163
Accounts payable and accrued liabilities	$ 724,692	$ -	$ -	$ 724,690
Lease obligation	$ -	$ 72,912	$ -	$ 72,912
Obligation under royalty acquisition	$ -	$ 271,820	$ -	$ 271,820

December 31, 2020	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$7,381,784	$ -	$ -	$7,381,784
Marketable securities	$1,192,572	$ -	$ -	$1,192,572
Receivables	$ 338,345	$ -	$ -	$ 338,345
Accounts payable and accrued liabilities	$ 889,075	$ -	$ -	$ 889,075
Lease obligation	$ -	$ 97,977	$ -	$ 97,977
Obligation under royalty acquisition	$ -	$ 466,324	$ -	$ 466,324

(Unaudited – Expressed in Canadian Dollars)

5. CAPITAL MANAGEMENT

The Company's primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through acquisitions of royalties, and optioning out existing properties other interests and a line of credit ("LOC"), as described in note 11. The Company may issue new shares or draw from its credit facility in order to meet its financial obligations. Management believes that the capital resources of the Company as at June 30, 2021 are sufficient for its present needs for at least the next twelve months. The Company is not subject to externally imposed capital requirements.

The Company defines its capital as equity. Capital requirements are driven by the Company's exploration activities on its exploration and evaluation assets. To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

In the past, the Company has invested its capital in liquid investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company's short-term obligations while maximizing liquidity and returns of unused capital.

There have been no changes to the Company's approach to capital management during the six months ended June 30, 2021.

6. MARKETABLE SECURITIES

The Company's marketable securities comprise the following common shares and gold coins. The fair value of the marketable securities has been determined directly by reference to published price quotations in an active market.

	June 30, 2021			December 31, 2020		
	Shares	Cost	Fair Value	Shares	Cost	Fair Value
Gold Resources Corporation	-	$ -	$ -	56,966	$ 444,956	$ 211,060
Solitario Royalty & Exploration Corp.	119,352	144,454	99,110	119,352	144,454	85,447
VR Resources Ltd.	100,000	36,250	46,000	100,000	36,250	31,000
Fortitude Gold Corp.	74,946	231,764	636,283	-	-	-
Eminent Gold Corp.	200,000	131,000	201,000	-	-	-
Contact Gold Corp.	2,362,941	486,980	224,679	2,362,941	486,980	271,590
Sanatana Resources Inc.	1,666,666	500,000	133,333	1,666,666	500,000	308,333
Lahontan Gold Corp.	325,000	97,500	97,500	325,000	97,500	97,500
McEwen Mining Inc.	53,600	90,082	91,200	53,600	90,082	67,000
Gold American gold (1 oz) troy coins	-	-	-	50	135,898	120,642
		$1,718,030	$1,529,105		$1,936,120	$1,192,572

(Unaudited – Expressed in Canadian Dollars)

6. MARKETABLE SECURITIES (cont'd…)

During the six months ended June 30, 2021, the Company:

(a) Recorded an unrealized gain in the change in fair value on marketable securities of $224,591 in the condensed interim consolidated statements of loss and comprehensive loss.

(b) Sold shares of Gold Resources Corporation and gold coins for net proceeds of $342,220. As at December 31, 2020, these shares and the coins had a carrying value of $271,399, which resulted in a gain of $70,329.

(c) Received 29,946 shares of Fortitude Gold Corp., as a result of it being spun-out from Gold Resources Corporation. The fair value on acquisition was US$47,363 (Can $60,303).

(d) Received 150,000 shares of Eminent Gold Corp. valued at $97,500, as related to the Spanish Moon option agreement.

(e) Received 50,000 shares of Eminent Gold Corp. valued at $33,500, as related to the Weepah option agreement.

(f) Purchased an additional 45,000 shares of Fortitude Gold Corp. at a cost of $171,461.

7. RECEIVABLES

The Company's receivables are as follows:

		June 30, 2021		December 31, 2020
Trade receivables	$	421,163	$	338,345
Sales taxes receivable		80,064		10,536
	$	501,227	$	348,881

8. RIGHT-OF-USE LEASE ASSET

The Company's right-of-use asset relates to the lease of office space.

Cost:		
Balance, December 31, 2020 and June 30, 2021	$	184,522
Accumulated amortization:		
Balance, December 31, 2020	$	90,614
Depreciation for the period		23,817
Balance, June 30, 2021	$	114,431
Currency translation adjustment at June 30, 2021	$	(2,226)
Net book value:		
As at December 31, 2020	$	92,322
As at June 30, 2021	$	67,865

(Unaudited – Expressed in Canadian Dollars)

9. ROYALTY ASSETS

Cost	Balance, December 31, 2019	Acquisition	Balance, December 31, 2020	Acquisition	Balance, June 30, 2021
Devon Fenelon	$ 600,000	$ -	$ 600,000	$ -	$ 600,000
Isabella Royalty	404,250	-	404,250	-	404,250
Jerritt Canyon PTR	969,591	-	969,591	-	969,591
Jerritt Canyon 0.5%	-	11,553,163	11,553,163	-	11,553,163
Lincoln Hill	1,091,123	1,671,387	2,762,510	-	2,762,510
Rawhide	-	1,967,617	1,967,617	-	1,967,617
REN NPI	-	708,950	708,950	-	708,950
REN 1.5%	-	6,024,796	6,024,796	-	6,024,796
Marigold	-	1,618,343	1,618,343	-	1,618,343
Borden Lake	-	583,089	583,089	-	583,089
Watershed	-	3,418,812	3,418,812	-	3,418,812
Raiload - Pinon	-	2,002,806	2,002,806	-	2,002,806
Trenton	-	909,855	909,855	-	909,855
Hog Ranch	-	77,928	77,928	1,050,046	1,127,974
HNT/JAM claims	-	-	-	193,948	193,948
Other	36,371	702,351	738,722	1,059,825	1,798,547
	$3,101,335	$31,239,097	$34,340,432	$2,303,819	$36,644,251

Accumulated Amortization	December 31, 2019	Amortization	December 31, 2020	Amortization	June 30, 2021
Isabella Royalty	$67,267	$ 100,884	$ 168,151	$ 14,958	$ 183,109
Jerritt Canyon PTR	25,126	82,704	107,830	84,640	192,470
Jerritt Canyon 0.5%	-	953,983	953,983	688,596	1,642,579
Lincoln Hill	-	142,223	142,223	140,766	282,989
REN 1.5%	-	361,341	361,341	269,892	631,233
Marigold	-	121,327	121,327	90,621	211,948
Hog Ranch	-	7,793	7,793	57,379	65,172
Other	-	46,949	46,949	19,445	66,394
	$92,393	$1,817,204	$1,909,597	$1,366,297	$3,275,894

	Cumulative Translation Adjustment		Net Book Value	
	December 31, 2020	June 30, 2021	December 31, 2020	June 30, 2021
Devon Fenelon	$ -	$ -	$ 600,000	$ 600,000
Isabella Royalty	(14,771)	(5,660)	221,328	200,710
Jerritt Canyon PTR	(25,109)	(20,993)	836,652	731,019
Jerritt Canyon 0.5%	(1,090,092)	(234,162)	9,509,088	8,586,330
Lincoln Hill	(33,342)	(64,946)	2,586,945	2,381,233
Rawhide	(123,513)	(51,468)	1,844,104	1,792,636
REN NPI	(72,350)	(16,900)	636,600	619,700
REN 1.5%	(563,668)	(128,381)	5,099,787	4,701,514
Marigold	(150,427)	(33,139)	1,346,589	1,222,829
Borden Lake	-	-	583,089	583,089
Watershed	-	-	3,418,812	3,418,812
Raiload - Pinon	(5,802)	(53,015)	1,997,004	1,943,989
Trenton	(8,775)	(23,921)	901,080	877,159
Hog Ranch	(1,382)	(7,593)	68,753	1,053,827
HNT/JAM claims	-	-	-	193,948
Other	(63,214)	(34,276)	628,559	1,634,663
	$(2,152,445)	$(674,454)	$30,278,390	$30,541,458

(Unaudited – Expressed in Canadian Dollars)

9. ROYALTY ASSETS (cont'd…)

(a) Royalty revenue includes the following:

	June 30, 2021	June 30, 2020
Producing royalties	$ 845,344	$ 833,828
Advance minimum royalties ("AMR")	382,977	36,742
Total royalty revenue	$ 1,228,321	$ 870,570

(b) Rawhide Royalty (15% Net Profit Interest ("NPI"))

On February 29, 2020, the Company acquired a 15% NPI from Liberty Gold Corp. and its subsidiary, Pilot Gold USA Inc. The NPI entitles the Company to 15% of the net profits from the recovery and sale of minerals from certain unpatented claims located in Mineral County, Nevada, known as the Regent Hill Property. The interest also includes the possibility of bonus payments for each gold equivalent ("AuEq") ounce, from the Regent Hill Property placed on leach pads after the first 115,000 AuEq ounces. Quarterly bonus payments per AuEq ounce will be based on a pricing grid providing for payments coming into effect when the monthly average gold price per ounce for each applicable quarter are US$1,400 or more, commencing at US$5.775 per AuEq ounce and increasing to as much as US$29.05 per AuEq ounce if the monthly average exceeds US$1,800 per ounce.

Under the terms of the agreement, the Company paid a cash consideration of US$800,000 (paid) and issued 2,000,000 share purchase warrants (issued). Each warrant entitles the holder to purchase one common share of the Company for a period of two years at an exercise price of $0.43. The warrants were valued at $818,325 using the Black-Scholes option pricing model with the following assumptions: volatility of 80.36%, expected life of 1.8 years, discount rate of 1.32% and dividend rate of 0.0%.

(c) REN NPI (3.5%)

On April 2, 2020, the Company closed an agreement to acquire a 3.5% NPI on the Ren Property in Elko, Nevada, for total proceeds of US$500,000 (paid). The Ren Property is part of the joint venture ("JV") between Barrick Gold Corporation and Newmont Corporation ("Newmont"), forming Nevada Gold Mines.

(d) Jerritt Canyon (0.5% net smelter return ("NSR") royalty)

On May 12, 2020, the Company completed the purchase agreement with Eric Sprott ("Sprott") to acquire a 0.5% NSR royalty on the gold producing Jerritt Canyon Mine facility, located in Elko, Nevada, and currently operated by Jerritt Canyon Gold LLC, a private Nevada limited liability company.

As consideration, the Company issued 12,698,413 shares. In connection with its assistance with the transaction, the Company agreed to pay a finder's fee to Medalist Capital Ltd. comprising a cash fee of 1% of the transaction price, plus 300,000 share purchase warrants, each exercisable over a three-year term to purchase, exercisable at a price of $0.63 per share. All of the securities issued in the transaction are subject to a four-month hold period pursuant to applicable TSX-V policies and applicable securities laws. The shares were valued at $11,301,588 representing the market value of the shares on the date of closing and the warrants were valued at $171,575 using the Black-Scholes option pricing model with the following assumptions: volatility of 90.83%, expected life of 3 years, discount rate of 0.29% and dividend rate of 0.0%.

(Unaudited – Expressed in Canadian Dollars)

9. ROYALTY ASSETS (cont'd…)

(e) VEK Properties

On May 15, 2020, the Company completed the acquisition of 100% of VEK for total consideration of US$5,000,000 and the issuance of 2,005,164 share purchase warrants exercisable at a price of $0.62 per share for a period of two years valued at $1,214,066 using the Black-Scholes option pricing model with the following assumptions: volatility of 91.78%, expected life of 2 years, discount rate of 0.30% and dividend rate of 0.0%.

VEK owns 50% of the VEK/Andrus partnership, which holds five properties, all of which are currently leased. Four of the leases are with Nevada Gold Mines JV (Barrick 61.5%/Newmont 31.5%) and the other lease is with SSR Mining Inc. ("SSR Mining"). Four of the leases pay AMR payments and carry a 3% NSR royalty (50% to VEK) with no buy-downs. Details on the properties are as follows:

- REN Property (1.5% NSR royalty) – currently leased to Nevada Gold Mines, consists of 86 contiguous unpatented lode mining claims located in the Northern Carlin trend. Under the terms of the lease agreement, VEK/Andrus is entitled to minimum royalty payments, which are adjusted for inflation every year. During 2019, VEK/Andrus received US$458,712, of which VEK received 50%. These payments will continue until production commences, at which time VEK will be entitled to a 1.5% royalty.

- Marigold Property (0.75% NSR royalty) – currently leased to SSR Mining, consists of 205 unpatented lode mining claims within the SSR Mining operation on the Battle Mountain-Eureka trend. Under the terms of the lease agreement, VEK/Andrus is entitled to minimum royalty payments, which are adjusted for inflation every year. During 2019, VEK/Andrus received US$156,500, of which VEK received 50%. These payments will continue until production commences; at which time the lessor will be entitled to a 0.75% royalty.

- Lone Tree Property (1.5% NSR royalty) – currently leased to Nevada Gold Mines, consists of 38 unpatented lode mining claims along the Battle Mountain-Eureka trend. Under the terms of the lease agreement, VEK/Andrus is entitled to minimum royalty payments. During 2019, VEK/Andrus received US$15,000, of which VEK received 50%. These payments will continue until production commences, at which time VEK will be entitled to a 1.5% royalty.

- Pinson Property (1.5% NSR royalty) – currently leased to Nevada Gold Mines, consists of 53 unpatented lode mining claims along the Osgood Mountain trend in sections 4, 8 and 16, Township 37N, Range 42E, in Humboldt County, Nevada. Under the terms of the lease agreement, VEK/Andrus is entitled to minimum royalty payments, which are adjusted for inflation every year. During 2019, VEK/Andrus received US$21,780, of which VEK received 50%. These payments will continue until production commences, at which time VEK will be entitled to a 1.5% royalty.

- Carlin Trend Property (1.5% NSR royalty) – currently leased to Nevada Gold Mines, of 84 unpatented lode mining claims along the Carlin trend in sections 1, 2, 3, 10, 11, 12, 20, 21, 28, 34 and 35, Townships 35N and 36N, Ranges 49E and 50, in Eureka County, Nevada. Under the terms of the lease agreement, VEK/Andrus is entitled to minimum royalty payments, which are adjusted for inflation every year. During 2019, VEK/Andrus received US$43,560, of which VEK received 50%. These payments will continue until production commences, at which time VEK will be entitled to a 1.5% royalty.

(Unaudited – Expressed in Canadian Dollars)

9. ROYALTY ASSETS (cont'd…)

(f) Borden Lake Royalty (0.4% NSR royalty)

On August 26, 2020, the Company entered into an agreement with two individuals dealing at arm's length to the Company (the "Borden Lake Vendors") to purchase 0.4% of a 2% NSR royalty on the Borden Lake Gold Mine (the "Borden Lake Royalty").

The Borden Lake Royalty is subject to a buy-down option pursuant to which Newmont is entitled to buy it down from 2% to 1% for a one-time cash payment of $1,000,000. Under the present transaction terms, if the buy-down right is exercised, the entire reduction will be applied to the Borden Lake Vendors' 1.6% Borden Lake Royalty interest and the Company's share will remain at 0.4%. In addition, the Borden Lake Vendors have granted a right of first refusal to the Company with respect to any proposed sale by the Borden Lake Vendors of their remaining 0.6% of the Borden Lake Royalty.

Under the terms of the transaction, in consideration for its 0.4% Borden Lake Royalty interest, the Company paid $300,000 in cash, issued 100,000 common shares and 80,000 of the Company's non-transferable common share purchase warrants, each exercisable to purchase one additional common share for a five-year term at an exercise price of $1.37. The warrants were valued at $138,089 using the Black-Scholes option pricing model with the following assumptions: volatility of 106.77%, expected life of 5 years, discount rate of 0.23% and dividend rate of 0.0%.

In connection with the transaction, the Company paid a finder's fee on closing to an arm's length individual in the form of a $7,000 cash payment and 50,000 non-transferable warrants having the same terms as the consideration warrants issuable to the Borden Lake Vendors.

The transactions closed on August 26, 2020. Subsequent to closing, the Company and the Borden Lake Vendors filed a complaint against Newmont claiming that the area of interest provided in the Borden Lake Royalty should apply to claims currently being mined by Newmont. Newmont has denied the claims and the complaint is currently in arbitration.

(g) Watershed Property (1% NSR royalty)

On December 8, 2020, the Company acquired a 1% NSR royalty on the Watershed Property from Sanatana Resources Inc. ("Sanatana") (the "Watershed Royalty") for a total purchase price of $2,500,000 cash and 1,000,000 common share purchase warrants, each exercisable at a price of $1.31 until December 3, 2025, valued at $908,812 using the Black-Scholes option pricing model with the following assumptions: volatility of 103.14%, expected life of 5 years, discount rate of 0.41% and dividend rate of 0.0%. The warrants can be accelerated if the common shares trade at a 50% premium to the exercise price for a 10-day period. The Watershed Royalty was granted to Sanatana in connection with an asset purchase agreement between Sanatana and IAMGOLD Corporation ("IAMGOLD"), dated January 12, 2016, whereby IAMGOLD acquired a 100% interest in 46 mining claims in Chester and Yeo counties, Ontario. The Watershed Property surrounds the Coté Gold Project, which is a joint venture between IAMGOLD and Sumitomo Metal Mining Company. The Watershed Royalty is subject to a buy-down provision whereby the royalty rate can be reduced to 0.5% for a payment of $2,000,000 by IAMGOLD. Sanatana and the Company also signed a definitive agreement (the "Watershed Purchase Agreement") where Sanatana assigned its rights and interest in the Watershed Purchase Agreement to the Company for $10,000. The Company also purchased 1,666,666 Sanatana common shares at a price of $0.30 per share through a non-brokered private placement. The Watershed Purchase Agreement provides for certain deferred payments to the Company as follows: (a) $1,500,000 upon a production decision by IAMGOLD on the

(Unaudited – Expressed in Canadian Dollars)

9. ROYALTY ASSETS (cont'd…)

(g) Watershed Property (1% NSR royalty) (cont'd…)

Watershed Property; and (b) $1,500,000 upon the commencement of commercial production by IAMGOLD on the Watershed Property. In the event that either of the deferred payments are made to the Company, the Company will pay 50% of any such deferred payments to Sanatana.

(h) Trenton (0.3% NSR royalty)

On December 23, 2020, the Company acquired a 0.3% gross royalty on 52 unpatented mining claims on the Battle Mountain-Eureka trend in Nevada from a private seller, for a total purchase price of US$325,000 in cash and 1,000,000 common share purchase warrants, each exercisable at a price of $1.36 until December 23, 2022, valued at $492,036 using the Black-Scholes option pricing model with the following assumptions: volatility of 86.67%, expected life of 2 years, discount rate of 0.20% and dividend rate of 0.0%. The Company was also assigned a stock purchase agreement, dated October 13, 2005 (the "2005 Agreement") between the private seller and Nevada Mine Properties II. The 2005 Agreement provides for a 0.5% NSR royalty on several other properties.

(i) Railroad-Pinion Property (0.44% NSR royalty)

On December 30, 2020, the Company completed the purchase of certain mineral interests and private fee ground in Elko County, Nevada (the "Mineral Interests"). All of the fee ground and the Mineral Interests are currently leased to Gold Standard Ventures Corp. ("GSV") and cover certain portions of GSV's Railroad-Pinion Project that is currently being developed as a heap-leach mining operation. The lease provides for a combined 0.436% NSR royalty and annual lease payments to the Company of US$79,800. The Company paid a total purchase price of US$1,300,000 in cash and issued 300,000 common share purchase warrants, each exercisable at a price of $1.15 until December 29, 2025, valued at $259,839 using the Black-Scholes option pricing model with the following assumptions: volatility of 101.37%, expected life of 5 years, discount rate of 0.41% and dividend rate of 0.0%. The Company also paid a US$65,000 cash finder's fee.

On November 2, 2020, the Company also entered into purchase agreements with 11 other parties to acquire additional mineral interests and leases in the same area. These 11 other purchase agreements were terminated by the Company prior to closing, and the Company paid a US$134,000 cash break fee in connection with such termination.

(j) Hog Ranch (2.25% NSR royalty)

On March 26, 2021, the Company acquired an additional 25% interest in its Hog Ranch Property, which will increase the Company's NSR royalty from 1.5% to 2.25% and its interest in the leased mining claims to 75.1% As consideration, the Company paid US$275,000 and issued 1,000,000 warrants exercisable at $0.90 for a period of four years.

(k) Jerritt Canyon (PTR Royalty)

On September 9, 2019, the Company entered into an agreement to acquire 100% of the rights and interests to a per ton royalty interest (the "PTR Interest") on the Jerritt Canyon Processing Facilities by paying the owner a total cash consideration of US$650,000 and by issuing 500,000 common share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company for a period of three years from the closing date at an exercise price of $0.18.

9. ROYALTY ASSETS (cont'd…)

(k) Jerritt Canyon (PTR Royalty) (cont'd…)

The license agreement entitles the owner to receive a per ton royalty payment (the "PTR Payment") based on overall throughput from mining operations at the Jerritt Canyon Processing Facilities with increasing PTR Payments at higher gold prices.

Royalties are calculated, in U.S. dollars, as follows:

- $0.15 per ton if the gold price is less than or equal to $1,300 per ounce;
- $0.225 per ton if the gold price is greater than $1,300, but less than or equal to $1,600 per ounce;
- $0.30 per ton if the gold price is greater than $1,600, but less than or equal to $2,000 per ounce; and
- $0.40 per ton if the gold price is greater than $2,000 per ounce.

As consideration, the Company will make the following payments:

- US$300,000 cash (paid) and issue 500,000 warrants valued at $106,518 (issued) at closing;
- US$150,000 cash on the first anniversary of closing (paid);
- US$150,000 cash on the second anniversary of closing (paid subsequent to June 30, 2021); and
- US$50,000 cash on the third anniversary of closing.

The deferred payments will accrue simple annual interest at 5% and be secured by the PTR Interest. If production or PTR Payments cease at the facility for two consecutive months or greater, deferred payments will be delayed by an amount equal to the time the production is halted.

(l) Lincoln Hill Royalty (2.0% NSR royalty)

The Company acquired 100% of all rights and interests to a 1% NSR royalty on the Lincoln Hill Property, operated by Coeur Mining Inc. The Company has a right of first refusal if the seller disposes of an additional 1% royalty they currently hold.

On December 31, 2020, the Company acquired an additional 1% NSR royalty from a private family trust for US$1,000,000 cash and the issuance of 1,000,000 share purchase warrants valued at $398,187 using the Black-Scholes option pricing model with the following assumptions: volatility of 86.46%, expected life of 2 years, discount rate of 0.20% and dividend rate of 0.0%. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of $1.69 for a two-year period. This acquisition increases the Company's Lincoln Hill royalty interest to a 2% NSR royalty.

(m) Briggs Royalty

The Company completed the purchase of a 1.5% net smelter returns royalty on certain unpatented mining claims in Inyo County, California known as the Briggs Mine. The seller was a private corporation and the purchase price was US$600,000.

(Unaudited – Expressed in Canadian Dollars)

9. ROYALTY ASSETS (cont'd…)

(n) WR Royalty

During the six months ended June 30, 2021 the Company completed the acquisition of three NSR royalties from a prospector for US$350,000 cash (the "WR Royalty"). The WR Royalty package includes a 0.33% royalty on the Sleeper Mine, 1% royalty on 38 unpatented mining claims in Pershing County, Nevada, and a 1% royalty on 40 acres of free ground in White Pine County, Nevada.

The Sleeper Gold Project is a former high-grade open pit gold producer located approximately 25 miles northwest of the town of Winnemucca, Nevada, producing 1.66 million ounces of gold and 2.3 million ounces of silver. Paramount Gold Nevada Corp. ("Paramount") acquired the Sleeper Mine in August 2010 and filed a NI 43-101 Standards of Disclosure for Mineral Projects technical report titled Amended Preliminary Economic Assessment, Metal Mining Consultants, September 2017. Highlights of the Sleeper Report include: low initial capital of $175 million for a 30,000 tonnes per day operation, estimated annual production of 102,000 ounces of gold and 105,000 ounces of silver.

The WR Royalty covers 38 unpatented mining claims on the Lincoln Hill and Gold Ridge properties currently owned by Coeur Mining Inc. ("Coeur"). The Lincoln Hill property is adjacent to Coeur's Rochester Mine. The Company currently holds a 2% NSR on separate claims at Lincoln Hill where Coeur is currently undertaking development drilling. The Watershed claims are adjacent to the Company's 2% Lincoln Hill Royalty property.

(o) HNT and JAM lease

On March 26, 2020, the Company closed an agreement to purchase eight unpatented mining claims in Eureka County, Nevada. The claims are currently leased to a subsidiary of McEwen Mining Inc. ("McEwen Mining") and the agreement includes an assignment of the leases to the Company. Under the terms of the agreement, the Company will purchase two HNT Claims and assume the corresponding lease and six JAM Claims and assume the corresponding lease. As consideration, the Company paid the seller US$125,000 at closing and will issue 100,000 share warrants to the seller. The warrants will expire two years from closing and each warrant will allow the seller to purchase one share of the Company's common stock at a price of $0.77. The annual lease payment covering the HNT Claims is US$5,000 and the annual lease payment covering the JAM Claims is US$7,000. Both leases provide for a 2% NSR at current gold prices.

(Unaudited – Expressed in Canadian Dollars)

10. MINERAL PROPERTY INTERESTS

(a) Mineral property interests are as follows:

		Total
Balance, December 31, 2019	$	896,530
Acquisition costs		1,312,770
Option payments received		(533,716)
Amounts transferred to royalty assets		(167,681)
Cumulative translation adjustment		(44,040)
Balance, December 31, 2020		1,463,863
Reclassification to royalty assets		(193,948)
Option payments received		(429,959)
Cumulative translation adjustment		(7,931)
Balance, June 30, 2021	$	832,025

(b) Option payments received:

The Company has entered into various agreements whereby it granted an option to acquire an interest on the Company's properties with various companies. As a result of these agreements, the Company receives option payments related to these agreements on its properties. During the six months ended June 30, 2021 and 2020, the Company received the following option payments:

		June 30, 2021		June 30, 2020
Cimarron Project	US$	25,000	US$	-
Frost Claims		15,000		-
HNT/Jam Claims		12,000		-
Hurricane		25,000		20,000
Monitor property		15,000		10,000
Musgrove Property		25,000		250,000
Nevada Rand		25,000		25,000
Spanish Moon		127,535		-
Tonopah West		325,000		325,000
Olympic		-		15,000
Pilot Mountain		-		40,000
Weepah Project		26,640		-
White Rock		25,000		10,000
	US$	646,175	US$	695,000

The Canadian value of the option proceeds was $800,035 (2020 - $947,851) of which $370,075 (2020 - $503,844) was recorded as revenue and $429,959 (2020 - $533,716) was recorded as a reduction of mineral interest.

(Unaudited – Expressed in Canadian Dollars)

10. MINERAL PROPERTY INTERESTS (cont'd…)

(c) Future option payments under agreement

The agreements entered into by the Company require the optionees to make payments in order to exercise their option to acquire the interest in the property. In order for the optionees to keep the agreements in good standing, the optionees are required to make the following payments to the Company:

	2021	2022	2023	2024
Antelope Springs	US$ 10,000	US$ 10,000	US$ 10,000	US$ 12,500
Aurora West	50,000[5]	135,000[5]	200,000	-
Butte Valley Project	50,000	50,000	50,000	-
Castle West Project	40,000[6]	40,000[6]	40,000[6]	105,000[6]
Cimarron Property	25,000	35,000	50,000	45,000
Frost Property	15,000	25,000	50,000	50,000
Gilbert South	5,000	10,000	10,000	10,000
Gold Canyon	150,000	300,000	35,000[1]	35,000
Green Springs	50,000	50,000	100,000	-
Hurricane	25,000	25,000	25,000	25,000
Liberty Springs	30,000	30,000	210,000	-
Monitor property [2]	15,000	20,000	25,000	50,000
Mustang canyon	25,000	50,000	75,000	-
Nevada Rand Project	25,000	25,000	150,000	-
Olympic	25,000	35,000	35,000	40,000
Redlich, Moho	300,000	30,000[1]	30,000	30,000
Rodeo Creek	50,000	125,000	125,000	-
Spanish Moon	50,000[8]	75,000[8]	125,000[8]	250,000[8]
Tonopah West [4]	325,000	650,000	700,000	1,000,000
War Eagle Property	30,000	30,000	70,000	5,000[1]
Weepah Project [3]	100,000[7]	200,000[7]	250,000[7]	400,000[7]
White Hill	15,000	25,000	45,000	75,000
White Rock Property	25,000	40,000	50,000	125,000
	US$1,435,000	US$2,015,000	US$2,460,000	US$2,257,500

(1) As of this date, the optionee made all its required option payments to acquire interest in the property and is now required to make AMR payments.
(2) The optionee is required to make additional payments of US$50,000 during 2025, 2026 and 2027 and one final payment of US$400,000 in 2028.
(3) In addition to the above payments, the Company will also receive 100,000 shares of Eminent Gold Corp., the optionee, during 2021, 150,000 shares during 2022 and 200,000 shares during 2023.
(4) The US$1,000,000 is the last required payment for the optionee to acquire its interest in the property. Starting in 2025, the optionee is required to make US$50,000 AMR payments every year thereafter.
(5) The Company is required to make payments of US$50,000 in 2021 and US$135,000 as option payments related to the Aurora West property, which will be paid from the proceeds received.

(Unaudited – Expressed in Canadian Dollars)

10. MINERAL PROPERTY INTERESTS (cont'd…)

(c) Future option payments under agreement (cont'd…)

(6) The Company is required to make yearly payments of US$15,000 related to the Castle West property, which will be paid from the proceeds received.
(7) The Company is required to make yearly payments of US$10,000 related to the Weepah project, which will be paid from the proceeds received.
(8) In addition to the above payments, the Company also received 150,000 shares of Eminent on signing and will receive 150,000, 200,000 and 250,000 on the first, second and third anniversaries, respectively, and will receive one final payment of $250,000 on the fourth anniversary.

11. PROMISSORY NOTE AND LOC

On November 29, 2019, the Company entered into an agreement with Sprott whereby Sprott provided the Company with a $6,000,000 LOC. The LOC was available to the Company, as and when required, until November 29, 2021. Principal outstanding under the LOC was subject to an interest rate at 10% per annum, with undrawn amounts of the LOC carrying a stand-by fee of 2.5% per annum, compounded monthly and payable quarterly. The LOC was secured by a registered security interest over all of the Company's assets, subordinate only to existing prior encumbrances.

In connection with the LOC, the Company issued Sprott 16,216,215 non-transferrable loan bonus warrants (the "Bonus Warrants") at the fair value of $0.20 per share, or $3,279,307, using the Black-Scholes option pricing model with the following assumptions: volatility of 95.45%, expected life of 2 years, discount rate of 1.60% and dividend rate of 0.0%. Each Bonus Warrant is exercisable, up to the maturity date of November 29, 2021, to purchase one common share of the Company at an exercise price of $0.37. Sprott agreed not to exercise the Bonus Warrants if such exercise would result in Sprott's direct and indirect holdings of the Company's outstanding voting shares being in excess of 19.9% based on the then-current outstanding shares of the Company.

Subsequent to June 30, 2021 the Company cancelled the line of credit and paid stand-by fee accrued to the day of cancellation of $18,082. Subsequent to June 30, 2021 all Bonus Warrants held by Sprott were exercised.

12. LEASE OBLIGATION

Balance at December 31, 2019	$	54,120
Additions		91,555
Interest expense		8,131
Lease payments		(56,272)
Currency translation adjustment		443
Balance, December 31, 2020		97,977
Interest expense		3,475
Lease payments		(27,802)
Currency translation adjustment		(738)
Balance, June 30, 2021	$	72,912
Which consists of:		
Current lease liability	$	50,354
Non-current lease liability		22,558
	$	72,912

(Unaudited – Expressed in Canadian Dollars)

12. LEASE OBLIGATION (cont'd…)

On March 1, 2017, the Company entered into a lease agreement for its Vancouver head office premises for three years, expiring February 28, 2020. Pursuant to this lease, the Company is obligated to pay basic rent of $2,250 and operating costs, including electricity and related taxes, on a monthly basis. The Company renewed the lease for a three-year term with monthly payments of $2,850.

On July 1, 2017, the Company entered into a lease agreement for its Reno office for five years, expiring June 30, 2022. Pursuant to this lease, the Company is obligated to pay basic rent of US$1,308 and operating costs, including electricity and related taxes, on a monthly basis. The basic rent commitment will increase to US$1,347 per month for the second year, US$1,388 in the third year, US$1,430 in the fourth year and US$1,472 in the final year.

13. SHARE CAPITAL AND RESERVES

(a) Authorized share capital

As at June 30, 2021 and December 31, 2020, the authorized share capital of the Company is an unlimited number of common shares without par value.

(b) Issued share capital

- During the six months ended June 30, 2021, the Company issued 2,249,518 common shares on exercise of options and warrants for total proceeds of $1,058,714.

- On May 21, 2020, the Company closed a brokered private placement offering of 21,562,500 units at a price of $0.80 per unit for gross proceeds of $17,250,000.

  Each unit comprises one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to acquire one additional common share at an exercise price of $1 for a period of three years from closing. The Company paid the agents cash commissions and issued compensation options to the agents entitling them to purchase an aggregate 731,250 common shares at an exercise price of $0.80 for a period of three years from closing. The agent options were valued at $618,044 using the Black-Scholes option pricing model. At the Company's option, the original expiry date of the warrants may be accelerated if the volume weighted average price of the common shares is greater than or equal to $1.60 for a period of five consecutive trading days. If the Company elects to accelerate the expiry date of the warrants, holders of the warrants will have 30 calendar days to exercise their warrants after receiving notice via press release from the Company. The Company paid agent's fees of $737,500 and incurred legal costs of $53,000 in relation to the placement.

- On May 12, 2020, the Company issued 12,698,413 shares as consideration for acquisition of a 0.5% NSR royalty on the gold producing Jerritt Canyon Mine facility, located in Elko, Nevada.

- On September 22, 2020, the Company issued 100,000 shares as consideration for acquisition of the Borden Lake royalty.

- During the year ended December 31, 2020, the Company issued 24,634,957 common shares on exercise of warrants for total proceeds of $6,857,638.

- During the year ended December 31, 2020, the Company issued 1,675,000 common shares on exercise of options for total proceeds of $384,000.

(Unaudited – Expressed in Canadian Dollars)

13. SHARE CAPITAL AND RESERVES (cont'd…)

(c) Stock options

The Company had an incentive stock option plan (the "Plan") in place under which it is authorized to grant options to directors and employees to acquire up to 10% of the Company's issued and outstanding common shares. In addition, the aggregate number of shares reserved for issuance to any one person shall not exceed 5% of the issued and outstanding shares (2% if the participant is a consultant). Under the Plan, the exercise price of each option may not be less than the market price of the Company's share capital as calculated on the date of grant less the applicable discount. The options can be granted for a maximum term of 10 years and vesting periods are determined by the Board of Directors.

As at June 30, 2021 and December 31, 2020, the Company had outstanding stock options enabling the holders to acquire further common shares as follows:

Expiry Date	Exercise Price	June 30, 2021	December 31, 2020
January 5, 2021	$ 0.06	-	300,000
September 22, 2021	$ 0.06	650,000	650,000
March 19, 2022	$ 0.57	500,000	500,000
June 26, 2022	$ 0.19	125,000	125,000
January 30, 2023	$ 0.14	175,000	175,000
July 19, 2023	$ 1.80	-	1,000,000
January 28, 2024	$ 0.12	500,000	500,000
November 27, 2024	$ 0.06	350,000	400,000
December 24, 2024	$ 0.43	200,000	200,000
April 2, 2025	$ 0.68	1,280,000	1,450,000
August 18, 2026	$ 0.15	900,000	900,000
June 19, 2027	$ 0.125	500,000	500,000
November 22, 2027	$ 0.10	1,275,000	1,275,000
July 26, 2029	$ 0.27	1,700,000	2,000,000
Total outstanding		8,155,000	9,975,000
Total exercisable		8,155,000	9,875,000

The weighted average remaining contractual life for the outstanding options at June 30, 2021 is 4.6 (December 31, 2020 - 4.86) years.

Stock option transactions are summarized as follows:

	June 30, 2021			December 31, 2020		
	Number of Options		Weighted Average Exercise Price	Number of Options		Weighted Average Exercise Price
Balance, beginning of period	9,975,000	$	0.27	8,250,000	$	0.15
Granted	-	$	0.00	3,400,000	$	0.64
Expired / cancelled/ forfeited	(1,000,000)	$	1.80	-	$	-
Exercised	(820,000)	$	0.27	(1,675,000)	$	0.23
Options exercisable, end of period	8,155,000	$	0.44	9,975,000	$	0.27

(Unaudited – Expressed in Canadian Dollars)

13. SHARE CAPITAL AND RESERVES (cont'd…)

(c) Stock options (cont'd…)

On July 19, 2020, the Company granted incentive stock options to consultants of the Company entitling them to purchase 1,000,000 common shares at a price of $1.80 per share for a period of three years vesting 25% every three months from the date of grant. The fair value of these options was calculated at $565,045 using the Black-Scholes option pricing model.

On April 2, 2020, the Company granted incentive stock options to directors, consultants and an officer of the Company entitling them to purchase 1,500,000 common shares at a price of $0.68 per share for a period of five years vesting 100% on the grant date and expiring April 2, 2025. The fair value of these options was calculated at $827,492 using the Black-Scholes option pricing model.

On March 19, 2020, the Company granted incentive stock options to consultants of the Company entitling them to purchase 900,000 common shares at a price of $0.57 per share for a period of two years vesting 25% every three months from the date of grant and expiring March 19, 2022. The fair value of these options was calculated at $689,180 using the Black-Scholes option pricing model.

Subsequent to June 30, 2021, all outstanding options were exercised on a cashless basis as part of the Plan of Arrangement. The Plan was terminated on August 23, 2021.

(d) Warrants

As at June 30, 2021 and December 31, 2020, the following share purchase warrants were outstanding:

Expiry Date	Exercise Price	June 30, 2021	December 31, 2020
November 29, 2021	$ 0.37	12,216,215	12,216,215
December 2, 2021	$ 0.78	600,000	600,000
December 18, 2021	$ 0.43	-	900,000
February 4, 2022	$ 0.77	100,000	100,000
May 11, 2022	$ 0.62	1,905,163	1,905,163
June 1, 2022	$ 0.18	500,000	500,000
December 23, 2022	$ 1.36	1,000,000	1,000,000
December 31, 2022	$ 1.69	1,000,000	1,000,000
May 22, 2023	$ 0.90	10,542,680	11,072,198
March 15, 2025	$ 0.90	1,000,000	-
May 28, 2025	$ 1.37	130,000	130,000
December 3, 2025	$ 1.31	1,000,000	1,000,000
December 29, 2025	$ 1.15	300,000	300,000
Total		30,294,058	30,723,576

On March 15, 2021, the Company issued 1,000,000 warrants relating to the Hog Ranch acquisition. Each share purchase warrant is exercisable to purchase one common share of the Company for $0.90 until March 15, 2025. The fair value of $706,828 is included as acquisition cost of royalty assets.

(Unaudited – Expressed in Canadian Dollars)

13. SHARE CAPITAL AND RESERVES (cont'd…)

(d) Warrants (cont'd…)

Share purchase warrant transactions are summarized as follows:

	June 30, 2021			December 31, 2020		
	Number of Warrants		Weighted Average Exercise Price	Number of Warrants		Weighted Average Exercise Price
Balance, beginning of period	30,723,576	$	0.65	35,410,869	$	0.29
Issued	1,000,000	$	0.90	19,947,664	$	0.86
Exercised	(1,429,518)	$	0.43	(24,634,957)	$	0.28
Balance, end of period	30,294,058	$	0.74	30,723,576	$	0.65

As at June 30, 2021, the weighted average remaining contractual life for the outstanding warrants is 1.57 (December 31, 2020 - 1.48) years.

The fair values of stock options and warrants are estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	June 30, 2021		December 31, 2020	
	Options	Warrants	Option	Warrants
Risk-free interest rate	0.48%	0.76%	0.42%	0.29%
Expected dividend yield	0.00	0.00	0.00	0.00
Expected stock price volatility	86.60%	95.10%	105.77	92.52%
Expected life in years	1.68	4.00	3.49	3.00
Weighted average fair value	$0.43	$0.71	$0.66	$0.62

The Company has estimated the dividend and forfeiture rate to be 0.00% based on historical dividend payments and historical forfeiture rates. Expected volatility was determined based on the historical movements in the closing price of the Company's common shares for a length of time equivalent to the expected life of each option and warrant.

Under the Plan of Arrangement, each of the Ely Warrant that were outstanding immediately prior to August 23, 2021 represent the right to acquire, on valid exercise thereof (including payment of the applicable exercise price), 0.2450 of a GRC share plus $0.0001. The expiration date of the Ely Warrant does not change.

(Unaudited – Expressed in Canadian Dollars)

14. RELATED PARTY TRANSACTIONS

Key management comprises directors and executive officers. The Company did not pay post-employment benefits and long-term benefits to key management. The following compensation was paid to key management:

		June 30, 2021		June 30, 2020
Short-term employment benefits	$	332,572	$	607,266
Share-based payments		-		705,141
Total	$	332,572	$	1,312,407

As at June 30, 2021, $15,493 (December 31, 2020 - $569,654) is owing to directors and officers of the Company, which is included in accounts payable and accrued liabilities. A prepaid advance of $15,718 (December 31, 2020 - $2,546) was made to an officer and director of the Company.

All other amounts due to related parties are payable on demand. Interest is not charged on outstanding balances.

The Company has in place termination clause agreements with officers and directors, whereby the officers and directors are entitled to a lump sum payment in the event there is a change of control. Under the Plan of Arrangement, the Company paid change of control payments to certain officers of US$2,850,000 and $90,000 on August 23, 2021.

15. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

		June 30, 2021		June 30, 2020
Significant non-cash investing activities consisted of:				
Shares issued for acquisition of Jerritt Canyon Royalty	$	-	$	11,301,588
Accounts payable settled with gold coins	$	120,642	$	-
Fair value of warrants issued for mineral and royalty interests	$	706,828	$	2,363,279
Interest paid	$	81,824	$	213,977
Income taxes paid	$	-	$	-

16. SEGMENT INFORMATION

The Company has one reportable operating segment, the acquisition and exploration of mineral properties and option of those assets, in one geographic location: North America.

17. EVENTS AFTER THE REPORTING PERIOD

a) Subsequent to June 30, 2021, the Company issued 14,347,326 common shares on exercise of warrants for total proceeds of $6,337,686.

b) On August 23, 2021 the business combination between GRC and the Company was completed by way of a Plan of Arrangement (Note 1).

Schedule "C"

See attached.

ELY GOLD ROYALTIES

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

YEARS ENDED DECEMBER 31, 2020 AND 2019

Smythe CPA

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF ELY GOLD ROYALTIES INC.

Opinion

We have audited the consolidated financial statements of Ely Gold Royalties Inc. (the "Company"), which comprise:

- the consolidated statements of financial position as at December 31, 2020 and 2019;
- the consolidated statements of loss and comprehensive loss for the years then ended;
- the consolidated statements of cash flows for the years then ended;
- the consolidated statements of changes in equity for the years then ended; and
- the notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2020 and 2019, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards ("IFRS").

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the *Auditors' Responsibilities for the Audit of the Consolidated Financial Statements* section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises of Management's Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

We obtained Management's Discussion and Analysis prior to the date of this auditors' report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Smythe LLP | smythecpa.com

Vancouver
1700 – 475 Howe St
Vancouver, BC V6C 2B3
T: 604 687 1231
F: 604 688 4675

Langley
305 – 9440 202 St
Langley, BC V1M 4A6
T: 604 282 3600
F: 604 357 1376

Nanaimo
201 – 1825 Bowen Rd
Nanaimo, BC V9S 1H1
T: 250 755 2111
F: 250 984 0886

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Company to cease to continue as a going concern.

Vancouver
1700 – 475 Howe St
Vancouver, BC V6C 2B3
T: 604 687 1231
F: 604 688 4675

Langley
305 – 9440 202 St
Langley, BC V1M 4A6
T: 604 282 3600
F: 604 357 1376

Nanaimo
201 – 1825 Bowen Rd
Nanaimo, BC V9S 1H1
T: 250 755 2111
F: 250 984 0886

Smythe LLP | **smythecpa.com**

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditors' report is Michelle Chi Wai So.

Smythe LLP

Chartered Professional Accountants

Vancouver, British Columbia
April 26, 2021

Smythe LLP | smythecpa.com

Vancouver
1700 – 475 Howe St
Vancouver, BC V6C 2B3
T: 604 687 1231
F: 604 688 4675

Langley
305 – 9440 202 St
Langley, BC V1M 4A6
T: 604 282 3600
F: 604 357 1376

Nanaimo
201 – 1825 Bowen Rd
Nanaimo, BC V9S 1H1
T: 250 755 2111
F: 250 984 0886

ELY GOLD ROYALTIES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

As at	Notes		December 31, 2020		December 31, 2019
ASSETS	11				
Current					
Cash and cash equivalents	4	$	7,381,784	$	2,973,520
Marketable securities	6		1,192,572		1,248,828
Receivables	7		348,881		137,902
Prepaid expenses			218,974		71,946
			9,142,211		4,432,196
Non-Current					
Reclamation bond			27,902		28,463
Right-of-use lease asset	8		92,322		48,549
Royalty assets	9		30,278,390		2,961,135
Mineral property interests	10		1,463,863		896,530
Deferred charges	11		1,491,411		3,135,556
		$	42,496,099	$	11,502,429
LIABILITIES					
Current					
Accounts payable and accrued liabilities	14	$	889,075	$	281,109
Current portion of lease obligation	12		48,192		23,363
Current portion of obligation under royalty acquisition	9		394,789		1,178,901
			1,332,056		1,483,373
Non-Current					
Lease obligation	12		49,785		30,757
Obligation under royalty acquisition	9		71,535		264,742
Promissory note	11		-		1,000,000
			1,453,376		2,778,872
EQUITY					
Share capital	13		66,968,929		30,055,890
Share-based payment reserve	13		10,308,499		4,988,492
Cumulative translation adjustment			(2,171,533)		93,686
Deficit			(34,063,172)		(26,414,511)
			41,042,723		8,723,557
		$	42,496,099	$	11,502,429

Approved and authorized by the Board:

"Ronald Husband" Director
Ronald Husband

"Stephen Kenwood" Director
Stephen Kenwood

The accompanying notes are an integral part of these consolidated financial statements.

ELY GOLD ROYALTIES INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

	Notes		December 31, 2020		December 31, 2019
ROYALTY AND MINERAL OPERATIONS					
Revenue					
Royalties		$	2,216,329	$	-
Option proceeds			1,014,878		1,164,415
Gain on disposal of mineral interest			118,243		918,415
			3,349,450		2,082,830
Expenses					
Amortization of royalty assets			1,885,746		92,393
Project and royalty generation and maintenance costs			550,513		407,158
Maintenance cost reimbursements			(239,800)		(75,160)
			2,196,459		424,391
GROSS PROFIT			1,152,991		1,658,439
EXPENSES					
Amortization			47,837		42,777
Consulting fees			431,942		169,694
Management fees	14		1,421,813		880,220
Office and administration			192,569		118,763
Professional fees			666,992		340,219
Share-based payments	13, 14		2,420,447		559,207
Transfer agent and filing fees			172,308		57,385
Travel and promotion			919,576		929,851
			(6,273,484)		(3,098,116)
OTHER INCOME (EXPENSE)					
Interest expense	11		(308,714)		(185,372)
Accretion of deferred charges	11		(1,644,145)		-
Interest income			54,994		13,580
(Loss) gain on disposal of marketable securities	6		(170,084)		12,423
Change in fair value of marketable securities	6		(484,009)		81,941
Gain (loss) on foreign exchange			142,832		(30,704)
Bad debt			(119,042)		-
			(2,528,168)		(108,132)
Loss for the year			(7,648,661)		(1,547,809)
Other comprehensive income (loss)					
Currency translation adjustment			(2,278,843)		(64,516)
Comprehensive loss		$	(9,927,504)	$	(1,612,325)
Basic and diluted loss per share		$	(0.05)	$	(0.02)
Weighted average number of common shares outstanding			141,232,310		95,343,280

The accompanying notes are an integral part of these consolidated financial statements.

ELY GOLD ROYALTIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

For the year ended	December 31, 2020	December 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (7,648,661)	$ (1,547,809)
Items not affecting cash		
Interest expense	58,530	6,134
Accretion of deferred charges	1,644,145	143,750
Amortization	1,933,583	135,170
Option proceeds paid in marketable securities	(199,637)	(367,767)
Change in fair value of marketable securities	484,009	(81,941)
Loss (gain) on disposal of marketable securities	170,084	(12,423)
Gain on disposal of mineral interest	(118,243)	(918,415)
Share-based payments	2,420,447	559,207
Unrealized foreign exchange	85,532	70,387
Bad debt	119,042	-
	(1,051,169)	(2,013,707)
Changes in non-cash working capital items		
Receivables	(346,876)	(33,805)
Prepaid expenses	(147,028)	(4,688)
Accounts payable and accrued liabilities	611,317	53,628
Net cash used in operating activities	(933,756)	(1,998,572)
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for acquisition of mineral property interests	(1,127,990)	(198,859)
Payments for acquisition of royalty assets	(15,044,487)	(1,343,042)
Proceeds received from properties under option	605,118	228,051
Proceeds on disposal of marketable securities	275,349	56,423
Payments for acquisition of marketable securities	(636,100)	
Proceeds on disposal of mineral and royalty interest	-	1,635,251
Net cash provided by (used in) investing activities	(15,928,110)	377,824
CASH FLOWS FROM FINANCING ACTIVITIES		
Shares issued for cash, net of issuance costs	16,450,990	1,231,502
Proceeds (repayment of) on promissory note	(1,000,000)	1,000,000
Repayment of loans payable	(1,237,154)	(183,934)
Lease payments	(55,843)	(48,781)
Proceeds received from the exercise of options and warrants	7,241,638	209,350
Net cash provided by financing activities	21,399,631	2,208,137
Effect on cash of foreign exchange	(129,501)	(51,605)
Change in cash and cash equivalents for the year	4,408,264	535,784
Cash and cash equivalents, beginning of year	2,973,520	2,437,736
Cash and cash equivalents, end of year	$ 7,381,784	$ 2,973,520
Cash and cash equivalents consist of:		
Cash	$ 6,356,784	$ 2,198,520
Term deposits	1,025,000	775,000
	$ 7,381,784	$ 2,973,520

Supplemental disclosure with respect to cash flows (Note 15)
The accompanying notes are an integral part of these consolidated financial statements.

ELY GOLD ROYALTIES INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars)

	Note	Number of shares	Share capital	Share-based payment reserve	Cumulative translation adjustment	Subscriptions received	Deficit	Total
Balance, December 31, 2018		90,105,475	28,519,610	998,942	158,202	47,315	(24,866,870)	4,857,199
Adjustment on adoption of IFRS 16		-	-	-	-	-	(6,003)	(6,003)
Private placement, net of issuance costs	13(b)	8,615,454	1,202,125	76,692	-	(47,315)	-	1,231,502
Share-based payments	13(c)	-	-	559,207	-	-	-	559,207
Fair value of warrants issued for mineral and royalty interests	9, 13(d)	-	-	205,321	-	-	-	205,321
Fair value of warrants issued as consideration for Line of Credit	11, 13(d)	-	-	3,279,306	-	-	-	3,279,306
Shares issued on exercise of options	13(c)	750,000	79,500	-	-	-	-	79,500
Shares issued on exercise of warrants	13(d)	810,000	129,850	-	-	-	-	129,850
Reallocation of reserves of expired options	13(c)	-	-	(6,171)	-	-	6,171	-
Reallocation of reserves of exercised options and warrants	13(c), 13(d)	-	124,805	(124,805)	-	-	-	-
Loss for the year		-	-	-	-	-	(1,547,809)	(1,547,809)
Other comprehensive loss		-	-	-	(64,516)	-	-	(64,516)
Balance, December 31, 2019		100,280,929	$ 30,055,890	$ 4,988,492	$ 93,686	$ -	$ (26,414,511)	$ 8,723,557
Private placement, net of issuance costs	13(b)	21,562,500	15,832,946	618,044	-	-	-	16,450,990
Share-based payments		-	-	2,420,447	-	-	-	2,420,447
Fair value of warrants issued for mineral and royalty interests	9	-	-	4,680,384	-	-	-	4,680,384
Shares issued on exercise of options	13(c)	1,675,000	384,000	-	-	-	-	384,000
Shares issued on exercise of warrants	13(d)	24,634,957	6,857,638	-	-	-	-	6,857,638
Shares issued for royalty asset	9, 13(b)	12,798,413	11,439,587	-	-	-	-	11,439,587
Reallocation of reserves of exercised options and warrants	13(c), 13(d)	-	2,398,868	(2,398,868)	-	-	-	-
Loss for the year		-	-	-	-	-	(7,648,661)	(7,648,661)
Other comprehensive loss		-	-	-	(2,265,219)	-	-	(2,265,219)
Balance, December 31, 2020		160,951,799	$ 66,968,929	$10,308,499	$(2,171,533)	$ -	$ (34,063,172)	$41,042,723

The accompanying notes are an integral part of these consolidated financial statements.

(Expressed in Canadian Dollars)

1. NATURE OF AND CONTINUANCE OF OPERATIONS

Ely Gold Royalties Inc. (the "Company" or "Ely Gold") was incorporated under the *Business Corporations Act* (Alberta) on May 10, 1996. The Company was continued into British Columbia in 2002 where it is now domiciled and governed by the *Business Corporations Act* (British Columbia). The Company is listed on the TSX Venture Exchange ("TSX-V"), under the symbol "ELY" and on the OTCQX under the symbol "ELYGF".

The Company's registered office is Suite 2833 – 595 Burrard Street, P.O. Box 49195, Vancouver, British Columbia, Canada, V7X 1J1.

The Company's operations are focused on developing recurring cash flow streams through the acquisition, consolidation, enhancement, and resale of highly prospective, unencumbered North American precious metals properties. The Company seeks to acquire royalties and purchase agreements over development stage assets, advanced stage development projects or operating mines. In return for making an upfront payment to acquire royalties, the Company receives the right to purchase, at a fixed price per unit, a percentage of a mine's production for the life of the mine.

The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities. The recoverability of the amounts shown as assets of the Company is dependent upon the discovery of economically recoverable reserves and future profitable operations.

Although the Company has taken steps to verify title to its royalties on which it has an interest, in accordance with industry standards for the current stage of operations of such properties, these procedures do not guarantee the Company's title. Property title may be subject to government licensing requirements or regulations, unregistered prior agreements, unregistered claims, and non-compliance with regulatory, social and environmental requirements. The Company's assets may also be subject to increases in taxes and royalties, renegotiation of contracts, political uncertainty and currency exchange fluctuations and restrictions.

The COVID-19 global health pandemic has had a significant impact on the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown. The adverse effects of the pandemic may continue for an extended and unknown period of time, particularly as variant strains of the virus are identified. The impact of the pandemic to date has included extreme volatility in financial markets, a slowdown in economic activity, and extreme volatility in commodity prices including gold. As well, as efforts have been undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects has been impacted. Many mining projects, including some of the properties in which Company holds a royalty, stream or other interest could be impacted by the pandemic resulting in the slowdown of operations, and other mitigation measures that impact production. If the operation or development of one or more of the properties in which the Company holds a royalty from which it receives or expects to receive significant revenue is slowed down or suspended as a result of the continuing COVID-19 pandemic or future pandemics or other public health emergencies, it may have a material adverse impact on the Company's profitability, results of operations, financial condition and the trading price of the Company's common shares on the TSX-V.

These consolidated financial statements were approved by the Board of Directors for issue on April 26, 2021.

2. BASIS OF PREPARATION

Statement of Compliance

These consolidated financial, including comparatives, have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board.

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which are stated at their fair values. These consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. All dollar amounts presented are in Canadian dollars, the Company's functional currency, unless otherwise specified.

Basis of consolidation and presentation

These consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The Company's wholly owned subsidiaries include DHI Minerals Ltd. (a Canadian corporation), DHI Minerals (US) Ltd. (a Nevada corporation), Nevada Select Royalty, Inc. ("Nevada Select") (a Nevada corporation), REN Royalties LLC ("REN") (a Nevada corporation) and VEK Associates ("VEK") (a Nevada corporation).

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with those used by the Company. A subsidiary is consolidated from the date upon which control is acquired by the Company and all material intercompany transactions and balances have been eliminated on consolidation.

Use of estimates and judgments

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported revenues and expenses during the period. Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

Critical Accounting Estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, which could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Recoverability of receivables

Provisions are made against accounts that, in the estimation of management, may be uncollectible. The recoverability assessment of trade and other receivables is based on a range of factors, including the age of the receivable and the creditworthiness of the company owing the funds. The provision is assessed on a quarterly basis with a detailed formal review of balances and security being conducted annually. Determining the recoverability of an account involves estimation and judgment as to the likely financial condition and ability of the debtor to subsequently make payments. To the extent that future events impact the financial condition of the debtor these provisions could vary significantly.

2. BASIS OF PREPARATION (cont'd…)

Recovery of deferred tax assets

The Company estimates the expected manner and timing of the realization or settlement of the carrying value of its assets and liabilities and applies the tax rates that are enacted or substantively enacted on the estimated dates of realization or settlement.

Share-based payments

The fair value of share-based payments is subject to the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in certain assumptions. As the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share prices and expected forfeiture rate, changes in subjective input assumptions can materially affect the fair value estimate.

Amortization of royalty assets

Royalty assets are carried at cost less any accumulated amortization. Amortization is calculated over the estimated mine life or over the period advance royalties are expected to be received using management's best estimate of the mine's production life. The expected production life of the asset is estimated based on expected quantities of proven and probable mineral reserves and mineral resources. These estimates are based on information obtain from the mine operator through preparation of technical reports on the property. The useful production lives are estimated based on such information and are reviewed annually.

Cost allocation of royalty assets acquired

Management was required to estimate the allocation of cost of acquisition of the VEK assets. The allocation was determined by estimating the present value of expected future revenues. Such calculation required management to make estimates of expected production based on estimated reserves in the underlying assets.

Critical Accounting Judgments

Management must make judgments given the various options available under IFRS for items included in the consolidated financial statements. Judgments involve a degree of uncertainty and could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual events differ from a judgment made.

Functional currency

The functional currency for each of the Company's subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

2. BASIS OF PREPARATION (cont'd…)

Impairment of royalty assets and mineral property Interests

Assessment of impairment of royalty assets and mineral property interests at the end of each reporting period requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that give rise to the requirement to conduct an impairment analysis on the Company's royalty assets and mineral property interests. Indicators which could trigger an impairment analysis include, but are not limited to, a significant change in operator reserve and resource estimates, industry or economic trends, current or forecast commodity prices, and other relevant operator information. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, foreign exchange rates, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include judgment and estimates related to (i) dollar value per ounce or pound of reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the assumptions and estimates used in determining the fair value of the royalty and mineral property interests could impact the impairment analysis.

Asset acquisitions and business combinations

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgment. The assessment required management to assess the inputs, processes, and ability of the acquired entity/assets to produce outputs at the time of the acquisition. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty assets generally requires a high degree of judgment, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

3. SIGNIFICANT ACCOUNTING POLICIES

New accounting standards issued but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact to the Company in the current or future reporting periods and have not been discussed or presented.

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Foreign exchange

The functional currency for the Company and for each of its subsidiaries is the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the functional currency of the entity at the exchange rate in existence at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the consolidated statement of financial position date are retranslated at the year-end exchange rates. Non-monetary items, measured using historical cost in a foreign currency, are translated using the exchange rate at the date of the transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Exchange differences on the translation is recorded in profit or loss.

The functional currency of the Company, DHI, and DHI US is the Canadian dollar. The functional currency of Nevada Select, REN and VEK is the US dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in International Accounting Standard ("IAS") 21 *The Effects of Changes in Foreign Exchange Rates*.

Foreign operations are translated from their functional currencies into Canadian dollars on consolidation. Items in the consolidated statements of income (loss) and comprehensive income (loss) are translated using the weighted average exchange rates that reasonably approximate the exchange rate at the transaction date. Items in the consolidated statements of financial position are translated at the closing spot exchange rate. Exchange differences on the translation of the net assets of entities with functional currencies other than the Canadian dollar are recognized in a separate component of equity through other comprehensive income (loss).

On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange differences recorded in a separate component of equity is recognized in profit or loss.

Cash equivalents

Cash equivalents include short-term liquid investments that are cashable or readily convertible into a known amount of cash and which are subject to insignificant risk of changes in value.

Mineral property interests

Pre-exploration costs are expensed as incurred.

Acquisition costs to obtain the legal right to explore a property are capitalized. Costs related to the exploration and evaluation of mineral properties, including general administrative overhead costs, are expensed in the period in which they occur.

Proceeds for option payments or shares received are recorded on receipt against capitalized exploration and evaluation assets. As related acquisition costs are reduced to $nil by the option payments received, any future option payments are recorded as revenues in profit or loss. When the optionee fulfills all option requirements and acquires interest in the property in which the Company retains an NSR, the property is transferred to Royalty assets.

An evaluation of the carrying values of each mineral interest is undertaken every reporting period to assess whether events or changes in circumstances indicate that the carrying values may not be recoverable. If it is determined that capitalized acquisition costs are not recoverable, or the property is abandoned or management has determined an impairment in value, the property is written down to its recoverable amount.

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Royalty assets

Royalty assets consist of acquired royalty interests in producing, development and exploration and evaluation stage properties. Royalty interests are recorded at cost and capitalized as long-term assets. They are subsequently measured at cost less accumulated depletion and depreciation and accumulated impairment losses. The major categories of the Company's interests are producing, development and exploration and evaluation. Producing assets are those that have generated revenue from steady-state operations for the Company. Development assets are interests in projects that are under development, in permitting or feasibility stage and that in management's view, can be reasonably expected to generate steady-state revenue for the Company in the near future. Exploration and evaluation assets represent properties that are not yet in development, permitting or feasibility stage or that are speculative in nature and are expected to require several years to generate revenue, if ever, or are currently not active.

Producing and development royalty interests are recorded at cost and capitalized in accordance with IAS 16, Property, Plant and Equipment. Producing royalty interests are depleted on a straight-line basis over the expected life of the royalty or using the units-of production method over the life of the property to which the interest relates, which is estimated using available estimates of proven and probable mineral reserves specifically associated with the properties and may include a portion of resources expected to be converted into mineral reserves.

Acquisition of royalty interests for exploration and evaluation assets are recorded at cost and capitalized in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources ("IFRS 6") and are not depleted until such time as revenue generating activities begin.

Income (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted income per share is computed similar to basic income (loss) per share, except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods. However, diluted loss per share does not include the increase to weighted average shares, as the effect of including additional shares would be anti-dilutive.

Impairment of long-lived assets

At the end of each reporting period, the Company's assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value less costs to sell is determined as the amount that would be obtained from the sale of the asset in an arm's-length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Impairment of long-lived assets (cont'd...)

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Provision for environmental rehabilitation

The Company recognizes liabilities for legal or constructive obligations associated with the retirement of exploration and evaluation assets. The net present value of future rehabilitation costs is capitalized to the related asset along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

The Company's estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related assets with a corresponding entry to the rehabilitation provision.

Unit offerings

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated to common shares using the market price on the date the common shares are priced and the residual, if any, is allocated to warrants.

Share-based payments

The Company grants stock options to directors, officers, employees and consultants. Share-based payments to employees are measured on the grant date at the fair value of the equity instruments issued, using the Black-Scholes option pricing model and are accrued and charged either to operations or exploration and evaluation assets, over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or at the fair value of the equity instruments issued (if it is determined the fair value of the goods or services cannot be reliably measured), and are recorded at the date the goods or services are received. The offset to the recorded cost is to share-based payment reserve. Consideration paid for the shares on the exercise of stock options or warrants is credited to share capital and the applicable amounts of share-based payment reserve are transferred to share capital. Charges for options that are forfeited before vesting are reversed from share-based payment reserve and transferred to deficit. For options that expire or are forfeited after vesting, the recorded value is transferred from the share-based payment reserve to deficit.

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable arising from the use by others of the Company's assets yielding royalties or option proceeds. The Company recognizes revenue pursuant to contractually agreed terms when the Company has met its performance obligations and the collectability of revenue if reasonably assured.

Royalties
Royalties consist of revenues earned directly from royalty agreements. Revenue recognition generally occurs in the month of production from the royalty property. Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amounts pursuant to the terms of the royalty agreement.

Option proceeds
Revenues from option proceeds is recognized when received. Option proceeds are initially recorded against the capitalized asset value and any excess is recognized as revenue.

Sale of Mineral Assets
Revenue from the sale of mineral properties is recognized upon the closing of the transaction and when the amount to be received can be reasonably measured and collection is reasonably assured.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss, except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at year-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax is recorded using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for relating to the initial recognition of assets or liabilities that affect neither accounting nor taxable loss and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amounts of assets and liabilities, using tax rates enacted or substantively enacted at the consolidated statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Financial instruments

Financial assets

Initial recognition and measurement

A financial asset is measured initially at fair value plus transaction costs that are directly attributable to its acquisition or issue. On initial recognition, a financial asset is classified as measured at amortized cost or fair value through profit or loss. A financial asset is measured at amortized cost if it meets the conditions that:

i) the asset is held within a business model whose objective is to hold assets to collect contractual cash flows;
ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding; and
iii) is not designated as fair value through profit or loss.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets measured at fair value through profit and loss are carried in the statement of financial position at fair value with changes in fair value therein, recognized in profit or loss.

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment allowance, if:

- the asset is held within a business whose objective is to hold assets in order to collect contractual cash flows; and
- the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest.

Derecognition

A financial asset or, where applicable a part of a financial asset or part of a group of similar financial assets is derecognized when:

- the contractual rights to receive cash flows from the asset have expired; or
- the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a 'pass-through' arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Financial instruments (cont'd…)

Financial liabilities

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires. Financial liabilities are classified as either financial liabilities at fair value through profit or loss or financial liabilities subsequently measured at amortized cost. All interest-related charges are reported in profit or loss within interest expense, if applicable.

Fair value hierarchy

Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 - Inputs for assets or liabilities that are not based on observable market data.

4. FINANCIAL INSTRUMENTS

The Company's principal financial liabilities comprise accounts payable and accrued liabilities, lease obligation and obligation under royalty acquisition. The Company's principal financial assets are cash and cash equivalents, marketable securities, and receivables. The main purpose of these financial instruments is to manage short-term cash flow and working capital requirements and fund future acquisitions.

The Company is engaged in the business of acquiring, managing and creating resource royalties. Royalties are interests that provide the right to revenue or production from the various properties, after deducting specified costs, if any. These activities expose the Company to a variety of financial risks, which include direct exposure to market risks (which includes commodity price risk, foreign exchange risk and interest rate risk), credit risk, liquidity risk and capital risk management.

Management designs strategies for managing some of these risks, which are summarized below. The Company's management oversees the management of financial risks. The Company's management ensures that financial risk activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company's policies.

The Company's risk exposure and the impact on the Company's financial instruments are summarized below.

The carrying value of cash and cash equivalent and receivables, and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments. Marketable securities are classified within Level 1 of the fair value hierarchy. The fair value of the Company's obligation under royalty acquisition and obligation under capital lease approximate their carrying values as their interest rates are comparable to market interest rates.

(Expressed in Canadian Dollars)

4. FINANCIAL INSTRUMENTS (cont'd…)

(a) Credit risk

Credit risk refers to the potential that a counterparty to a financial instrument will fail to discharge its contractual obligations. The Company manages credit risk, in respect of cash and cash equivalents by placing its cash balances at major Canadian and American financial institutions.

Credit risk arises from cash and cash equivalents and receivables. The Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions and as such does not have any significant concentration of credit risk. As at December 31, 2020, the Company is unaware of any information which would cause it to believe that these financial assets are not fully recoverable.

The Company's concentration of credit risk and maximum exposure thereto is as follows:

	December 31, 2020	December 31, 2019
Cash and cash equivalents	$ 7,381,784	$ 2,973,520
Receivables	338,345	122,309
	$ 7,720,129	$ 3,095,829

(b) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. At December 31, 2020, the Company has cash and cash equivalents of $7,381,784 (2019 - $2,973,520), current liabilities of $1,332,056 (2019 - $1,483,373), and non-current liabilities of $121,320 (2019 - $1,295,499).

The amounts listed below are the remaining contractual maturities for financial liabilities held by the Company:

As at	December 31, 2020	December 31, 2019
Due Date		
0 – 90 days	$ 1,072,506	$ 899,845
90 – 365 days	256,116	591,487
More than 1 year	138,378	1,307,132
	$ 1,467,000	$ 2,798,464

(c) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and equity price risk.

4. FINANCIAL INSTRUMENTS (cont'd…)

(c) Market risk (cont'd…)

(i) Commodity price risk

The Company's royalties are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold are the primary drivers of the Company's profitability and ability to generate free cash flow. All of the Company's future revenue is not hedged which results in the Company's full exposure to changes in the market prices of these commodities.

(ii) Interest rate risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. As at December 31, 2020, the Company's interest rate exposure arises mainly from the interest receipts on cash and cash equivalents, lease obligation and obligation under royalty acquisition.

Cash and cash equivalents consist of the following:

	December 31, 2020	December 31, 2019
Cash	$ 6,356,784	$ 2,198,520
Cashable GIC*	1,025,000	775,000
	$ 7,381,784	$ 2,973,520

*The GIC will mature June 15, 2021, is cashable at any time without penalty and earns interest at an interest rate of 1.00% per annum.

(iii) Foreign currency risk

The Company incurs expenditures in Canada and the US. Foreign currency risk arises because the amount of the US dollar cash, intercompany balances and payables will vary in Canadian dollar terms due to changes in exchange rates.

As at December 31, 2020 and 2019, the Company has not hedged its exposure to currency fluctuations.

At December 31, 2020 and 2019, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars:

		December 31, 2020		December 31, 2019
Cash and cash equivalents	US$	2,830,820	US$	735,612
Accounts receivable		265,744		94,170
Accounts payable and accrued liabilities		(582,132)		(162,429)
Net	US$	2,514,432	US$	667,353
Canadian dollar equivalent		$ 3,201,375		$ 849,673

(Expressed in Canadian Dollars)

4. FINANCIAL INSTRUMENTS (cont'd…)

(c) Market risk (cont'd…)

(iii) Foreign currency risk (cont'd…)

Based on the above net exposures as at December 31, 2020, a 5% (2019 - 5%) change in the Canadian/US exchange rate would impact the Company's income (loss) and comprehensive income (loss) by approximately $160,000 (2019 - $43,000).

(iv) Equity price risk

Equity price risk is the uncertainty associated with the valuation of assets arising from changes in equity markets. The Company's marketable securities consisting of common shares are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held.

Based on the marketable securities held as at December 31, 2020, a 10% (2019 – 10%) change in the market price of these securities would impact the Company's income (loss) and comprehensive income (loss) by approximately $100,500 (2019 - $83,000).

(v) Fair value hierarchy

The following tables summarize the Company's financial instruments under the fair value hierarchy, as at December 31, 2020 and 2019:

December 31, 2020	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 7,381,784	$ -	$ -	$ 7,381,784
Marketable securities	$ 1,192,572	$ -	$ -	$ 1,192,572
Receivables	$ 348,881	$ -	$ -	$ 348,881
Accounts payable and accrued liabilities	$ 902,699	$ -	$ -	$ 902,699
Lease obligation	$ -	$ 97,977	$ -	$ 97,977
Obligation under royalty acquisition	$ -	$ 394,789	$ -	$ 394,789

December 31, 2019	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 2,973,520	$ -	$ -	$ 2,973,520
Marketable securities	$ 1,248,828	$ -	$ -	$ 1,248,828
Receivables	$ 348,881	$ -	$ -	$ 348,881
Accounts payable and accrued liabilities	$ 281,109	$ -	$ -	$ 281,109
Lease obligation	$ -	$ 54,120	$ -	$ 54,120
Obligation under royalty acquisition	$ -	$ 2,178,901	$ -	$ 2,178,901

(Expressed in Canadian Dollars)

5. CAPITAL MANAGEMENT

The Company's primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through acquisitions of royalties, and optioning out existing properties other interests and a Line of Credit as described in note 11. The Company may issue new shares or draw from its credit facility in order to meet its financial obligations. Management believes that the capital resources of the Company as at December 31, 2020 are sufficient for its present needs for at least the next twelve months. The Company is not subject to externally imposed capital requirements.

The Company defines its capital as equity. Capital requirements are driven by the Company's exploration activities on its exploration and evaluation assets. To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Company has in the past invested its capital in liquid investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company's short-term obligations while maximizing liquidity and returns of unused capital.

There have been no changes to the Company's approach to capital management during the year ended December 31, 2020.

6. MARKETABLE SECURITIES

The Company's marketable securities comprise the following common shares and gold coins. The fair value of the marketable securities has been determined directly by reference to published price quotations in an active market.

	December 31, 2020			December 31, 2019		
	Shares	Cost	Fair Value	Shares	Cost	Fair Value
Gold Resources Corporation	56,966	$ 444,956	$ 211,060	104,811	$ 818,668	$ 754,152
Solitario Royalty & Exploration Corp.	119,352	144,454	85,447	119,352	144,454	46,504
Bitterroot Resources Ltd.	-	-	-	200,000	30,000	7,000
VR Resources Ltd.	100,000	36,250	31,000	100,000	36,250	37,000
Valterra Resource Corp.	-	-	-	525,442	221,831	55,172
Fremont Gold Ltd.	-	-	-	500,000	80,000	39,000
Contact Gold Corp.	2,362,941	486,980	271,590	2,000,000	420,000	310,000
Sanatana Resources Inc.	1,666,666	500,000	308,333	-	-	-
Lahontan Gold Corp.	325,000	97,500	97,500	-	-	-
McEwen Mining Inc.	53,600	90,082	67,000	-	-	-
Gold American gold (1 Oz) troy coins	50	135,898	120,642	-	-	-
		$1,936,120	$ 1,192,572		$1,751,203	$1,248,828

During the year ended December 31, 2020, the Company:

(a) recorded an unrealized loss in the change in fair value on marketable securities of $484,009 in the consolidated statements of loss and comprehensive loss.

(Expressed in Canadian Dollars)

6. MARKETABLE SECURITIES (cont'd…)

(b) sold shares of Valterra Resources Corp., Bitteroot Resources Ltd., Fremont Gold Ltd., and Gold Resources Corporation for net proceeds of $275,416. As at December 31, 2019, these shares had a carrying value of $445,433, which resulted in a loss of $170,084.

(c) as part of the Watershed royalty acquisition (Note 9(g)), the Company agreed to participate in Sanatana Resources Inc. ("Sanatana") private placement for total proceeds of $500,000. As a result, the Company acquired a total of 1,666,666 common shares of Sanatana.

(d) Received 325,000 shares of Lahontan Gold Corp., valued at $97,500, as consideration of certain option payments and as reimbursement of BLM fees.

(e) Received 53,600 shares of McEwen Mining Inc. valued at $90,082 as consideration for the sale of the old Gold Bar property.

(f) Received 362,941 shares of Contact Gold Corp. valued at $66,960 in leu of the option payment due to the Company for the first anniversary option payment on Green Springs property.

During the year ended December 31, 2019, the Company:

(g) recorded an unrealized loss in the change in fair value on marketable securities of $81,941 in the statements of loss and comprehensive loss.

(h) sold 800,000 common shares of Colorado for net proceeds of $56,423. As at December 31, 2018, these shares had a carrying value of $44,000, which resulted in a recovery of $12,423.

(i) Received 2,000,000 shares of Contact Gold Corp., valued at $420,000, as part of the consideration on the sale of the Green Springs property.

7. RECEIVABLES

The Company's receivables are as follows:

		December 31, 2020		December 31, 2019
Trade receivables	$	338,345	$	122,309
Sales taxes receivable		10,536		15,593
	$	348,881	$	137,902

(Expressed in Canadian Dollars)

8. RIGHT-OF-USE LEASE ASSET

The Company's right-of-use asset relates to the lease of office space.

On adoption of IFRS 16 *Leases* ("IFRS 16"), the Company recognized lease liabilities in relation to leases that had previously been classified as "operating leases" under the principles of IAS 17 *Leases*. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee's incremental borrowing rate as of January 1, 2019. The weighted average lessee's incremental borrowing rate applied to the lease liability on January 1, 2019 was 8%. The right-of-use asset is amortized over the lease term.

Cost:		
Balance at January 1, 2019, (IFRS 16 adoption) and December 31, 2019	$	92,972
Additions for the year		91,550
Balance, December 31, 2020	$	184,522
Accumulated amortization:		
Balance at January 1, 2019, on adoption of IFRS 16		-
Depreciation for the year	$	42,777
Balance, December 31, 2019		42,777
Depreciation for the year		47,837
Balance, December 31, 2019	$	90,614
Currency translation adjustment at December 31, 2019	$	(1,646)
Currency translation adjustment at December 31, 2020	$	(1,586)
Net book value:		
As at December 31, 2019	$	48,549
As at December 31, 2020	$	92,322

(Expressed in Canadian Dollars)

9. ROYALTY ASSETS

Cost	Balance, December 31, 2018	Acquisition	Disposition	Balance, December 31, 2019	Acquisition	Balance, December 31, 2020
Balmoral Fenelon	$716,836	$ -	$(716,836)	$ -	$ -	$ -
Devon Fenelon	-	600,000	-	600,000	-	600,000
Isabella Royalty	-	404,250	-	404,250	-	404,250
Jerritt Canyon PTR	-	969,591	-	969,591	-	969,591
Jerritt Canyon 0.5%	-	-	-	-	11,553,163	11,553,163
Lincoln Hill	-	1,091,123	-	1,091,123	1,671,387	2,762,510
Rawhide	-	-	-	-	1,967,617	1,967,617
REN NPI	-	-	-	-	708,950	708,950
REN 1.5%	-	-	-	-	6,024,796	6,024,796
Marigold	-	-	-	-	1,618,343	1,618,343
Borden Lake	-	-	-	-	583,089	583,089
Watershed	-	-	-	-	3,418,812	3,418,812
Raiload - Pinon	-	-	-	-	2,002,806	2,002,806
Trenton	-	-	-	-	909,855	909,855
Other	-	36,371	-	36,371	780,279	816,650
	$716,836	$3,101,335	$(716,836)	$3,101,335	$31,239,097	$34,340,432

Accumulated Amortization	Balance, December 31, 2018	Amortization	Balance, December 31, 2019	Amortization	Balance, December 31, 2020
Isabella Royalty	$ -	$67,267	$67,267	$ 100,884	$ 168,151
Jerritt Canyon PTR	-	25,126	25,126	82,704	107,830
Jerritt Canyon 0.5%	-	-	-	953,983	953,983
Lincoln Hill	-	-	-	142,223	142,223
REN 1.5%	-	-	-	361,341	361,341
Marigold	-	-	-	121,327	121,327
Other	-	-	-	54,742	54,742
	$ -	$92,393	$92,393	$1,817,204	$1,909,597

	Cumulative Translation Adjustment		Net Book Value	
	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020
Devon Fenelon	$ -	$ -	$ 600,000	$ 600,000
Isabella Royalty	(13,530)	(14,771)	323,453	221,328
Jerritt Canyon PTR	(10,915)	(25,109)	933,550	836,652
Jerritt Canyon 0.5%	-	(1,090,092)	-	9,509,088
Lincoln Hill	(22,608)	(33,342)	1,068,515	2,586,945
Rawhide	-	(123,513)	-	1,844,104
REN NPI	-	(72,350)	-	636,600
REN 1.5%	-	(563668)	-	5,099,787
Marigold	-	(150,427)	-	1,346,589
Borden Lake	-	-	-	583,089
Watershed	-	-	-	3,418,812
Raiload - Pinon	-	(5,802)	-	1,997,004
Trenton	-	(8,775)	-	901,080
Other	(754)	(64,596)	35,617	697,312
	$(47,807)	$(2,152,445)	$2,961,135	$30,278,390

(Expressed in Canadian Dollars)

9. ROYALTY ASSETS (cont'd…)

(a) Royalty revenue includes the following:

	2020	2019
Revenue from producing royalties	$ 1,896,198	$ -
Revenue form Advance Minimum Royalties ("AMR")	320,131	-
Total royalty revenue	$ 2,216,329	$ -

(b) Rawhide Royalty (15% Net Profit Interest ("NPI"))

On February 29, 2020, the Company acquired a 15% NPI from Liberty Gold Corp. and its subsidiary, Pilot Gold USA Inc. The NPI entitles the Company to 15% of the net profits from the recovery and sale of minerals from certain unpatented claims located in Mineral County, Nevada, known as the Regent Hill Property. The interest also includes the possibility of bonus payments for each gold equivalent ("AuEq") ounce, from the Regent Hill Property placed on leach pads after the first 115,000 AuEq ounces. Quarterly bonus payments per AuEq ounce will be based on a pricing grid providing for payments coming into effect when the monthly average gold price per ounce for each applicable quarter are US $1,400 or more, commencing at US $5.775 per AuEq ounce and increasing to as much as US $29.05 per AuEq ounce if the monthly average exceeds US $1,800 per ounce.

Under the terms of the agreement the Company paid a cash consideration of US $800,000 (paid) and issued 2,000,000 share purchase warrants (issued). Each warrant entitles the holder to purchase one common share of the Company for a period of two years at an exercise price of $0.43. The warrants were valued at $818,325 using the Black-Scholes option pricing model with the following assumptions: volatility of 80.36%, expected life of 1.8 years, discount rate of 1.32% and dividend rate of 0.0%.

(c) REN Net Profit Interest (3.5% NPI)

On April 2, 2020, the Company closed an agreement to acquire a 3.5% NPI on the Ren Property in Elko, Nevada, for total proceeds of US $500,000 (paid). The Ren Property is part of the joint venture between Barrick Gold Corporation and Newmont Corp. forming Nevada Gold Mines.

(d) Jerritt Canyon (0.5% NSR)

On May 12, 2020, the Company completed the purchase agreement with Eric Sprott ("Sprott") to acquire a 0.5% NSR royalty on the gold producing Jerritt Canyon Mine facility, located in Elko, Nevada, and currently operated by Jerritt Canyon Gold LLC, a private Nevada limited liability company.

As consideration, the Company issued 12,698,413 shares. In connection with its assistance with the transaction, the Company agreed to pay a finder's fee to Medalist Capital Ltd. comprising a cash fee of 1% of the transaction price, plus 300,000 share purchase warrants, each exercisable over a three-year term to purchase, exercisable at a price of $0.63 per share. All of the securities issued in the transaction are subject to a four-month hold period pursuant to applicable TSX-V policies and applicable securities laws. The shares were valued at $11,301,588 representing the market value of the shares on the date of closing and the warrants were valued at $171,575 using the Black-Scholes option pricing model with the following assumptions: volatility of 90.83%, expected life of 3 years, discount rate of 0.29% and dividend rate of 0.0%.

(Expressed in Canadian Dollars)

9. ROYALTY ASSETS (cont'd…)

(e) VEK Properties

On May 15, 2020, the Company completed the acquisition of 100% of VEK (Note 18) for total consideration of US $5,000,000 and the issuance of 2,005,164 share purchase warrants exercisable at a price of $0.62 per share for a period of two years valued at $1,214,066 using the Black-Scholes option pricing model with the following assumptions: volatility of 91.78%, expected life of 2 years, discount rate of 0.30% and dividend rate of 0.0%. VEK owns 50% of the VEK/Andrus partnership, which holds five properties, all of which are currently leased. Four of the leases are with Nevada Gold Mines JV (Barrick 61.5%/Newmont 31.5%) and the other lease is with SSR Mining Inc. ("SSR Mining"). Four of the leases pay advance minimum royalty ("AMR") payments and carry a 3.0% net smelter return ("NSR") royalty (50% to VEK) with no buy-downs. Details on the properties are as follows:

- REN Property (1.5% NSR) – currently leased to Nevada Gold Mines, consists of 86 contiguous unpatented lode mining claims located in the Northern Carlin trend. Under the terms of the lease agreement, VEK/Andrus is entitled to minimum royalty payments, which are adjusted for inflation every year. During 2019, VEK/Andrus received US $458,712, of which VEK received 50%. These payments will continue until production commences, at which time VEK will be entitled to a 1.5% royalty.

- Marigold Property (0.75% NSR) – currently leased to SSR Mining, consists of 205 unpatented lode mining claims within the SSR Mining operation on the Battle Mountain-Eureka trend. Under the terms of the lease agreement, VEK/Andrus is entitled to minimum royalty payments, which are adjusted for inflation every year. During 2019, VEK/Andrus received US $156,500, of which VEK received 50%. These payments will continue until production commences; at which time the lessor will be entitled to a 0.75% royalty.

- Lone Tree Property (1.5% NSR) – currently leased to Nevada Gold Mines, consists of 38 unpatented lode mining claims along the Battle Mountain-Eureka trend. Under the terms of the lease agreement, VEK/Andrus is entitled to minimum royalty payments. During 2019, VEK/Andrus received US $15,000, of which VEK received 50%. These payments will continue until production commences, at which time VEK will be entitled to a 1.5% royalty.

- Pinson Property (1.5% NSR) – currently leased to Nevada Gold Mines, consists of 53 unpatented lode mining claims along the Osgood Mountain trend in sections 4, 8 and 16, Township 37N, Range 42E, in Humboldt County, Nevada. Under the terms of the lease agreement, VEK/Andrus is entitled to minimum royalty payments, which are adjusted for inflation every year. During 2019, VEK/Andrus received US $21,780, of which VEK received 50%. These payments will continue until production commences, at which time VEK will be entitled to 1.5% royalty.

- Carlin Trend Property (1.5% NSR) – currently leased to Nevada Gold Mines, of 84 unpatented lode mining claims along the Carlin trend in sections 1, 2, 3, 10, 11, 12, 20, 21, 28, 34 and 35, Townships 35N and 36N, Ranges 49E and 50, in Eureka County, Nevada. Under the terms of the lease agreement, VEK/Andrus is entitled to minimum royalty payments, which are adjusted for inflation every year. During 2019, VEK/Andrus received US $43,560, of which VEK received 50%. These payments will continue until production commences, at which time VEK will be entitled to a 1.5% royalty.

(Expressed in Canadian Dollars)

9. ROYALTY ASSETS (cont'd…)

(f) Borden Lake Royalty (0.4% NSR)

On August 26, 2020, the Company entered into an agreement with two individuals dealing at arm's length to the Company (the "Borden Lake Vendors") to purchase 0.4% of a 2% NSR royalty on the Borden Lake Gold Mine (the "Borden Lake Royalty").

The Borden Lake Royalty is subject to a buy-down option pursuant to which Newmont Corp. ("Newmont") is entitled to buy it down from 2% to 1% for a one-time cash payment of $1,000,000. Under the present transaction terms, if the buy-down right is exercised, the entire reduction will be applied to the Borden Lake Vendors' 1.6% Borden Lake Royalty interest and the Company's share will remain at 0.4%. In addition, the Borden Lake Vendors have granted a right of first refusal to the Company with respect to any proposed sale by the Borden Lake Vendors of their remaining 0.6% of the Borden Lake Royalty.

Under the terms of the transaction, in consideration for its 0.4% Borden Lake Royalty interest, the Company will pay $300,000 in cash, issue 100,000 common shares and 80,000 of the Company's non-transferable common share purchase warrants, each exercisable to purchase one additional common share for a five-year term at an exercise price of $1.37. The warrants were valued at $138,089 using the Black-Scholes option pricing model with the following assumptions: volatility of 106.77%, expected life of 5 years, discount rate of 0.23% and dividend rate of 0.0%.

In connection with the transaction, the Company has agreed to pay a finder's fee on closing to an arm's length individual in the form of a $7,000 cash payment and 50,000 non-transferable warrants having the same terms as the consideration warrants issuable to Borden Lake Vendors.

The transactions closed on August 26, 2020. Subsequent to closing, the Company and the Borden Lake Vendors filed a complaint against Newmont claiming that the area of interest provided in the Borden Lake Royalty should apply to claims currently being mined by Newmont. Newmont has denied the claims and the complaint is proceeding to arbitration.

(g) Watershed Property (1.0%NSR)

On December 8, 2020, the Company acquired a 1% NSR on the Watershed Property from Sanatana Resources Inc. ("Sanatana") for a total purchase price of $2,500,000 cash and 1,000,000 Common Share purchase warrants, each exercisable at a price of $1.31 until December 3, 2025 valued at $908,812 using the Black-Scholes option pricing model with the following assumptions: volatility of 103.14%, expected life of 5 years, discount rate of 0.41% and dividend rate of 0.0%. The warrants can be accelerated if the Common Shares trade at a 50% premium to the exercise price for a 10-day period. The Watershed Royalty was granted to Sanatana in connection with an asset purchase agreement between Sanatana and IAMGOLD Corporation, dated January 12, 2016, whereby IAMGOLD acquired a 100% interest in 46 mining claims in Chester and Yeo Counties, Ontario. The Watershed Property surrounds the Coté Gold Project, which is a joint venture between IAMGOLD and Sumitomo Metal Mining Company. The Watershed Royalty is subject to a buy-down provision where the royalty rate can be reduced to 0.5% for a payment of C$2,000,000 by IAMGOLD. Sanatana and Ely Gold also signed a definitive agreement where Sanatana assigned its rights and interest in the Watershed Purchase Agreement to Ely Gold for $10,000. The Company also purchased 1,666,666 Sanatana common shares at a price of C$0.30 per share through a non-brokered private placement. The Watershed Purchase Agreement provides for certain deferred payments to the Company as follows: (a) $1,500,000 upon a production decision by IAMGOLD on the Watershed Property; and (b) $1,500,000 upon the commencement of commercial production by IAMGOLD on the Watershed Property. In the event that either of the Deferred Payments are made to Ely Gold, it will pay 50% of any such Deferred Payments to Sanatana.

(Expressed in Canadian Dollars)

9. ROYALTY ASSETS (cont'd…)

(h) Trenton (0.3% NSR)

On December 23, 2020, the Company acquired a 0.3% GR the ("Trenton Canyon Royalty") on 52 unpatented mining claims on the Battle Mountain-Eureka trend in Nevada from a private seller, for a total purchase price of US$325,000 in cash and 1,000,000 Common Share purchase warrants, each exercisable at a price of $1.36 until December 23, 2022 valued at $492,036 using the Black-Scholes option pricing model with the following assumptions, volatility of 86.67%, expected life of 2 years, discount rate of 0.20% and dividend rate of 0.0%. The Company was also assigned a stock purchase agreement, dated October 13, 2005 (the "2005 Agreement") between the private seller and Nevada Mine Properties II. The 2005 Agreement provides for a 0.5% NSR on several other properties.

(i) Railroad-Pinion Property (0.44% NSR)

On December 30, 2020, the Company completed the purchase of certain mineral interests and private fee ground in Elko County, Nevada (the "Mineral Interests"). All of the fee ground and the Mineral Interests are currently leased to Gold Standard Ventures Corp ("GSV") and cover certain portions of GSV's Railroad-Pinion Project that is currently being developed as a heap-leach mining operation. The Lease provides for a combined 0.436% NSR and annual lease payments to the Company of US$79,800. Ely Gold paid a total purchase price of US$1,300,000 in cash and issued 300,000 Common Share purchase warrants, each exercisable at a price of $1.15 until December 29, 2025 valued at $259,839 using the Black-Scholes option pricing model with the following assumptions: volatility of 101.37%, expected life of 5 years, discount rate of 0.41% and dividend rate of 0.0%. The Company also paid a US$65,000 cash finder's fee. On November 2, 2020 the Company had also entered into purchase agreements with 11 other parties to acquire additional mineral interests and leases in the same area. These 11 other purchase agreements were terminated by the Company prior to closing, and the Company paid a US$134,000 cash break fee in connection with such termination.

(j) Devon Fenelon Royalty (2.0% NSR)

On April 18, 2019, the Company acquired from Devon Canada Corporation ("Devon") 100% of all rights and interests in a 2% NSR royalty on the Fenelon Mine Property, the Devon Fenelon Royalty, operated by Wallbridge, and located in west-central, Quebec. This 2% NSR royalty is separate and distinct from the 1% NSR royalty acquired on October 17, 2018. Under the agreement, the Company acquired the additional 2% Fenelon royalty for cash consideration of $600,000 (paid).

On September 30, 2019, the Company and Wallbridge agreed to amend certain terms and conditions of the 2% NSR royalty in the property. Effective June 30, 2019, it was agreed that:

- Wallbridge will acknowledge the royalty and support its registration with the appropriate ministries in Quebec (the royalty is now registered with Registre public des droits miniers, réels et immobiliers);
- Payment of the royalty on bulk samples at Fenelon will only apply after the effective date; and
- Toll milling will not be considered a deductible expense when calculating royalty payments.

Subsequent to the sale of the Balmoral Fenelon Royalty, Ely Gold holds a 2% NSR royalty on the Fenelon Mine Property from the purchase of the Devon Fenelon Royalty.

9. ROYALTY ASSETS (cont'd…)

(k) Isabella Pearl Royalty (0.75% - 2.5% NSR)

On April 27, 2019, the Company acquired from a private estate a 0.75% gross receipts royalty on the Isabella Pearl Mine, operated by Gold Resources Corporation, and located in Mineral County, Nevada. Under the terms of the agreement, the Company acquired the 0.75% gross receipts royalty for cash consideration of US $300,000.

(l) Gold Bar Royalty (1.0% NSR)

On September 6, 2019, the Company acquired a 1% NSR royalty covering two separate properties (the "Scoonover Royalty"), located in Eureka County, Nevada. Ely Gold paid US $25,000 (paid) for the assignment of 100% of the Scoonover Royalty from an arm's length third-party.

(m) Jerritt Canyon (PTR Royalty)

On September 9, 2019, the Company entered into an agreement to acquire 100% of the rights and interests to a per ton royalty interest (the "PTR Interest") on the Jerritt Canyon Processing Facilities by paying the owner a total cash consideration of US $650,000 and by issuing 500,000 common share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company for a period of three years from the closing date at an exercise price of $0.18.

The license agreement entitles the owner to receive a per ton royalty payment (the "PTR Payment") based on overall throughput from mining operations at the Jerritt Canyon Processing Facilities with increasing PTR Payments at higher gold prices.

Royalties are calculated, in US dollars, as follows:

- $0.15 per ton if the gold price is less than or equal to $1,300 per ounce;
- $0.225 per ton if the gold price is greater than $1,300, but less than or equal to $1,600 per ounce;
- $0.30 per ton if the gold price is greater than $1,600, but less than or equal to $2,000 per ounce; and
- $0.40 per ton if the gold price is greater than $2,000 per ounce.

As consideration, the Company will make the following payments:

- US $300,000 cash (paid) and issue 500,000 warrants valued at $106,518 (issued) at closing;
- US $150,000 cash on the first anniversary of closing; (paid)
- US $150,000 cash on the second anniversary of closing; and
- US $50,000 cash on the third anniversary of closing.

The deferred payments will accrue simple annual interest at 5% and be secured by the PTR Interest. If production or PTR Payments cease at the facility for two consecutive months or greater, deferred payments will be delayed by an amount equal to the time the production is halted. The warrants will be priced at $0.18 and have a term of three years.

(Expressed in Canadian Dollars)

9. ROYALTY ASSETS (cont'd…)

(n) Lincoln Hill Royalty (2.0% NSR)

On September 10, 2019, the Company entered into an agreement with a private individual to acquire 100% of all rights and interests to a 1% NSR royalty on the Lincoln Hill Property, operated by Coeur Mining Inc., for cash consideration of US $750,000 and by issuing 500,000 common share purchase warrants entitling the holder to purchase one common share of the Company for a period of two years from the closing date at an exercise price of $0.17.

As consideration, the Company will make the following payments:

- US $400,000 at closing (paid) and 500,000 common share purchase warrants valued at $98,803 (issued); and
- US $350,000 by September 10, 2020 (paid).

The 2020 payment will accrue simple interest at 5% and be secured by the Lincoln Hill Royalty. Each purchase warrant issued will allow the seller to purchase one common share of Ely Gold at $0.17 for two years from the closing date. The purchase agreement includes a right of first refusal if the seller disposes of an additional 1% royalty they currently hold.

On December 31, 2020 the Company acquired an additional 1% NSR from a private family trust for US$1,000,000 cash and the issuance of 1,000,000 share purchase warrants valued at $398,187 using the Black-Scholes option pricing model with the following assumptions: volatility of 86.46%, expected life of 2 years, discount rate of 0.20% and dividend rate of 0.0%. Each warrant entitling the holder to acquire one common share of the Company at an exercise price of $1.69 for a two-year period. This acquisition increases the Company's Lincoln Hill royalty interest to a 2% NSR.

(o) Balmoral Fenelon Royalty

On October 17, 2018, the Company acquired from Balmoral Resources Ltd. ("Balmoral") 100% of all rights and interests in the 1% NSR royalty on the Fenelon Mine Property, operated by Wallbridge Mining Company Ltd. ("Wallbridge"). Under the agreement, the Company is to pay Balmoral cash consideration of $500,000 (paid), issue 1,000,000 common shares valued at $130,000 (issued) and grant Balmoral 1,000,000 share purchase warrants entitling Balmoral to acquire 1,000,000 common shares of the Company for a period of 18 months at an exercise price of $0.10 valued at $52,700 (issued). In connection with the transaction with Balmoral, the Company paid success fees of $25,000 in cash (paid), issued 50,000 common shares of the Company valued at $6,500 (issued) and 50,000 full share purchase warrants entitling the holder to acquire 50,000 common shares of the Company for a period of 18 months at an exercise price of $0.10 valued at $2,636 (issued).

During the year ended December 31, 2019, the Company completed the sale of 100% of all rights and interests in its 1% NSR Balmoral Fenelon Royalty on the Fenelon Mine Property to 2176423 Ontario Ltd., a company controlled by Sprott. Under the terms of the agreement, Sprott paid Ely Gold a cash consideration of US $1,250,000 (received) for the Fenelon Royalty.

(Expressed in Canadian Dollars)

10. MINERAL PROPERTY INTERESTS

(a) Mineral property interests are as follows:

	Total
Balance, December 31, 2018	$ 1,078,744
Acquisition costs	106,464
Option payments received	(280,284)
Cumulative translation adjustment	(8,394)
Balance, December 31, 2019	896,530
Acquisition costs	1,312,770
Option payments received	(533,716)
Amounts transferred to royalty assets	(167,681)
Cumulative translation adjustment	(44,040)
Balance, December 31, 2020	$ 1,463,863

(b) Option payments received:

The Company has entered into various agreements whereby it granted an option to acquire an interest on the Company's properties with various companies. As a result of these agreements the Company receives option payments related to these agreements on its properties. During the years ended December 31, 2020 and 2019, the Company received the following option payments:

	2020	2019
Antelope Springs	US$ 10,000	US$ 10,000
Aurora West	34,029	-
Butte Valley Project	35,000	-
Castle West Project	15,000	1,000
Cimarron Project	-	25,000
Gold Canyon	112,500	112,500
Liberty Springs	24,000	-
Monitor property	10,000	5,000
Musgrove Property	250,000	-
Mustang canyon	25,000	-
Nevada Rand Project	25,000	25,000
Olympic	15,000	-
Platoro West	6,000	-
Redlich, Moho	51,227	50,000
Rodeo Creek	50,000	100,000
Stateline	-	15,000
Tonopah West	325,000	-
War Eagle Property	30,000	60,000
Weepah Project	72,540	110,000
White Rock Property	10,000	-
	US$ 1,100,296	US$ 513,500

The Canadian value of the option proceeds was $1,527,677 (2019 - $1,444,699) of which $1,014,878 (2019 – $1,164,415) was recorded as revenue and $512,799 (2019 - $280,284) was recorded as a reduction of mineral interest.

(Expressed in Canadian Dollars)

10. MINERAL PROPERTY INTERESTS (cont'd)

(c) Future Option payments under agreement:

The agreements entered into by the Company require the optionees to make payments in order to exercise their option to acquire the interest in the property. In order for the optionees to keep the agreements in good standing, the optionees are required to make the following payments to the Company:

	2021	2022	2023	2024
Antelope Springs	US$ 10,000	US$ 10,000	US$ 10,000	US$ 12,500
Aurora West	50,000[5]	135,000[5]	200,000	-
Butte Valley Project	50,000	50,000	50,000	-
Castle West Project	40,000[6]	40,000[6]	40,000[6]	105,000[6]
Frost Property	15,000	25,000	50,000	50,000
Gilbert South	5,000	10,000	10,000	10,000
Green Springs	50,000	50,000	100,000	-
Gold Canyon	150,000	300,000	35,000[1]	35,000
HNT/Jam Claims	12,000	-	-	-
Hurricane	25,000	25,000	25,000	25,000
Liberty Springs	30,000	30,000	210,000	-
Monitor property [2]	15,000	20,000	25,000	50,000
Mustang canyon	25,000	50,000	75,000	-
Nevada Rand Project	25,000	25,000	150,000	-
Olympic	25,000	35,000	35,000	40,000
Redlich, Moho	300,000	30,000[1]	30,000	30,000
Rodeo Creek	50,000	125,000	125,000	-
Tonopah West [4]	325,000	650,000	700,000	1,000,000
War Eagle Property	30,000	30,000	70,000	5,000[1]
Weepah Project [3]	100,000[7]	200,000[7]	250,000[7]	400,000[7]
White Hill	15,000	25,000	45,000	75,000
White Rock Property	25,000	40,000	50,000	125,000
	US$ 1,372,000	US$ 1,905,000	US$ 2,285,000	US$ 1,962,500

(1) as of this date, the optionee made all its required option payments to acquire the interest in the property and is now required to make Advanced Minimum Royalty payments ("AMR").
(2) The Optionee is required to make additional US$50,000 during 2025, 2026 and 2027 and one final US$400,000 in 2028.
(3) in addition to the above payments, the Company will also receive 100,000 shares of Navy Resources Corp., the optionee, during 2021, 150,000 shares during 2022 and 200,000 shares during 2023.
(4) The US$1,000,000 is the last required payment for the optionee to acquire its interest in the property, starting 2025, the optionee is required to make US$50,000 AMR every year thereafter.
(5) The Company is required to make payments of US$50,000 in 2021 and US$135,000 as option payments related to the Aurora West property which will be paid from the proceeds received.
(6) The Company is required to yearly payments of US$15,000 related to the Castle West property which will be paid from the proceeds received.
(7) The Company is required to yearly payments of US$10,000 related to the Weepah project which will be paid from the proceeds received.

(Expressed in Canadian Dollars)

11. PROMISSORY NOTE AND LINE OF CREDIT ("LOC")

On November 29, 2019, the Company entered into an agreement with Sprott whereby Sprott will provide the Company with a $6,000,000 LOC. The LOC is available to the Company, as and when required, until November 29, 2021. Principal outstanding under the LOC will bear interest at 10% per annum, with undrawn amounts of the LOC carrying a stand-by fee of 2.5% per annum, compounded monthly and payable quarterly. The LOC is secured by a registered security interest over all of the Company's assets, subordinate only to existing prior encumbrances.

In connection with the LOC, the Company issued Sprott 16,216,215 non-transferrable loan bonus warrants (the "Bonus Warrants") at the fair value of $0.20 per share or $3,279,307 using the Black-Scholes option pricing model with the following assumptions: volatility of 95.45%, expected life of 2 years, discount rate of 1.60% and dividend rate of 0.0%. Each Bonus Warrant is exercisable, up to the maturity date of November 29, 2021, to purchase one common share of the Company at an exercise price of $0.37. Sprott has agreed not to exercise the Bonus Warrants if such exercise would result in Sprott's direct and indirect holdings of the Company's outstanding voting shares being in excess of 19.9% based on the then-current outstanding shares of the Company.

In connection with the LOC, the Company issued 300,000 non-transferrable finder's purchase warrants (the "Finder's Warrant") to Medalist Capital Ltd., an arm's length registered dealer. Each Finder's Warrant will be exercisable to purchase one common share of the Company at an exercise price of $0.37 for a term of three years.

The Bonus Warrants were recorded as deferred charges and amortized in the consolidated statements of loss and comprehensive loss over the life of the LOC based on the straight-line method. The fair value of the Finder's and Bonus Warrants was calculated at $3,279,306 using the Black-Scholes option pricing model and is recorded in the consolidated statements of financial position as deferred charge and is being amortized over a two-year period. For the year ended December 31, 2020, deferred charge amortization of $817,580 (2019 - $nil) was included in interest expense.

The Company drew $1,000,000 during the month of December 2019 and an additional $5,000,000 during the month of March 2020 to finance the acquisition of VEK. The Company repaid the full amount during the month of May 2020. The LOC remains available to the Company until its maturity.

12. LEASE OBLIGATION

Balance at January 1, 2019, on adoption of IFRS 16 (Note 8)	$	98,975
Interest expense		6,211
Lease payments		(48,668)
Currency translation adjustment		(2,398)
Balance, December 31, 2019		54,120
Additions		91,555
Interest expense		8,131
Lease payments		(56,272)
Currency translation adjustment		443
Balance, September 30, 2020	$	97,977
Which consists of:		
Current lease liability	$	48,192
Non-current lease liability		49,785
	$	97,977

(Expressed in Canadian Dollars)

12. LEASE OBLIGATION (cont'd…)

On March 1, 2017, the Company entered into a lease agreement for its Vancouver head office premises for three years, expiring February 28, 2020. Pursuant to this lease, the Company is obligated to pay basic rent of $2,250 and operating costs, including electricity and related taxes, on a monthly basis. The Company renewed the lease for a three-year term with monthly payments of $2,850.

On July 1, 2017, the Company entered into a lease agreement for its Reno office for five years, expiring June 30, 2022. Pursuant to this lease, the Company is obligated to pay basic rent of US $1,308 and operating costs, including electricity and related taxes, on a monthly basis. The basic rent commitment will increase to US $1,347 per month for the second year, US $1,388 in the third year, US $1,430 in the fourth year and US $1,472 in the final year.

13. SHARE CAPITAL AND RESERVES

(a) Authorized share capital

As at December 31, 2020 and 2019, the authorized share capital of the Company is an unlimited number of common shares without par value.

(b) Issued share capital

- On May 21, 2020, the Company closed a brokered private placement offering of 21,562,500 units at a price of $0.80 per unit for gross proceeds of $17,250,000.

  Each unit comprises one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to acquire one additional common share at an exercise price of $1 for a period of three years from closing. The Company paid the agents cash commissions and also issued compensation options to the agents entitling them to purchase an aggregate 731,250 common shares at an exercise price of $0.80 for a period of three years from closing. The agent options were valued at $618,044 using the Black-Scholes option pricing model. At the Company's option, the original expiry date of the warrants may be accelerated if the volume weighted average price of the common shares is greater than or equal to $1.60 for a period of five consecutive trading days. If the Company elects to accelerate the expiry date of the warrants, holders of the warrants will have 30 calendar days to exercise their warrants after receiving notice via press release from the Company. The Company paid agents fees of $737,500 and incurred legal costs of $53,000 in relation to the placement.

- On May 12, 2020, the Company issued 12,698,413 shares as consideration for acquisition of a 0.5% NSR royalty on the gold producing Jerritt Canyon Mine facility, located in Elko, Nevada.

- On September 22, 2020 the Company issued 100,000 shares as consideration for acquisition of the Borden lake royalty.

- During the year ended December 31, 2020, the Company issued 24,634,957 common shares on exercise of warrants for total proceeds of $6,857,638.

- During the year ended December 31, 2020, the Company issued 1,675,000 common shares on exercise of options for total proceeds of $384,000.

(Expressed in Canadian Dollars)

13. SHARE CAPITAL AND RESERVES (cont'd...)

(b) Issued share capital (cont'd…)

- On July 2, 2019, the Company closed a private placement issuing 5,615,454 units at a price of $0.18 per unit for gross proceeds of $1,010,782. Each unit consists of one common share and one-half of one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a period of three years at an exercise price of $0.30. The Company paid a finder's fee of $60,643 and issued 336,927 share purchase warrants. Included in share issue costs is the fair value of the finder's warrants calculated at $40,472 using the Black-Scholes option pricing model.

  On January 17, 2019, the Company closed the second and final tranche of a non-brokered private placement issuing 3,000,000 units at $0.11 per unit for gross proceeds of $330,000. Each unit comprised one common share of the Company and one non-transferrable share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company at an exercise price of $0.22 for a period of five years, subject to an acceleration provision under which, if at any time after May 17, 2019 the daily volume weighted average trading price of the Company's common shares is higher than $0.60 per share on the TSXV for more than 20 consecutive trading days, the Company may, within three trading days, issue a news release announcing that the Warrants will expire on the date that is 30 calendar days after such 20th trading day. The Company incurred shares issuance costs of $1,319. As at December 31, 2018, the Company had received $47,315 in advanced subscription receipts. Included in share issue cost is the fair value of the finder's warrants calculated at $36,221 using the Black-Scholes option pricing model.

- During the year ended December 31, 2019, the Company issued 750,000 common shares on exercise of options for total proceeds of $79,500.

- During the year ended December 31, 2019, the Company issued 810,000 common shares on exercise of warrants for total proceeds of $129,850.

(c) Stock options

The Company has an incentive stock option plan (the "Plan") in place under which it is authorized to grant options to directors and employees to acquire up to 10% of the Company's issued and outstanding common shares. In addition, the aggregate number of shares reserved for issuance to any one person shall not exceed 5% of the issued and outstanding shares (2% if the participant is a consultant). Under the Plan, the exercise price of each option may not be less than the market price of the Company's share capital as calculated on the date of grant less the applicable discount. The options can be granted for a maximum term of 10 years and vesting periods are determined by the Board of Directors.

(Expressed in Canadian Dollars)

13. SHARE CAPITAL AND RESERVES (cont'd...)

(c) Stock options (cont'd…)

As at December 31, 2020 and 2019, the Company had outstanding stock options enabling the holders to acquire further common shares as follows:

Expiry Date	Exercise Price	December 31, 2020	December 31, 2019
January 5, 2021 *	$ 0.06	300,000	500,000
September 22, 2021	$ 0.06	650,000	750,000
March 19, 2022	$ 0.57	500,000	-
June 26, 2022	$ 0.19	125,000	125,000
January 30, 2023	$ 0.14	175,000	175,000
July 19, 2023	$1.80	1,000,000	-
January 28, 2024	$ 0.12	500,000	500,000
November 27, 2024	$ 0.06	400,000	450,000
December 24,2024	$ 0.43	200,000	200,000
April 2, 2025	$ 0.68	1,450,000	-
March 11, 2026	$ 0.09	-	250,000
August 18, 2026	$ 0.15	900,000	1,050,000
June 19, 2027	$ 0.125	500,000	500,000
November 22, 2027	$ 0.10	1,275,000	1,500,000
February 15, 2028	$ 0.10	-	200,000
July 26, 2029	$ 0.27	2,000,000	2,050,000
Total outstanding		9,975,000	8,250,000
Total exercisable		9,875,000	8,250,000

- Subsequent to December 31, 2020, 300,000 options were exercised

The weighted average remaining contractual life for the outstanding options at December 31, 2020 is 4.86 years (2019 – 6.39 years).

Stock option transactions are summarized as follows:

	December 31, 2020			December 31, 2019		
	Number of Options		Weighted Average Exercise Price	Number of Options		Weighted Average Exercise Price
Balance, beginning of year	8,250,000	$	0.15	6,875,000	$	0.10
Granted	3,400,000	$	0.64	2,375,000	$	0.28
Expired	-	$	-	(250,000)	$	0.10
Exercised	(1,675,000)	$	0.23	(750,000)	$	0.11
Options exercisable, end of year	9,975,000	$	0.19	8,250,000	$	0.15

On July 19, 2020, the Company granted incentive stock options to consultants of the Company entitling them to purchase 1,000,000 common shares at a price of $1.80 per share for a period of three years vesting 25% every three months from the date of grant. The fair value of these options was calculated at $565,045 using the Black-Scholes option pricing model.

(Expressed in Canadian Dollars)

13. SHARE CAPITAL AND RESERVES (cont'd...)

(c) Stock options (cont'd...)

On April 2, 2020, the Company granted incentive stock options to directors, consultants and an officer of the Company entitling them to purchase 1,500,000 common shares at a price of $0.68 per share for a period of five years vesting 100% on the grant date and expiring April 2, 2025. The fair value of these options was calculated at $827,492 using the Black-Scholes option pricing model.

On March 19, 2020, the Company granted incentive stock options to consultants of the Company entitling them to purchase 900,000 common shares at a price of $0.57 per share for a period of two years vesting 25% every three months from the date of grant and expiring March 19, 2022. The fair value of these options was calculated at $689,180 using the Black-Scholes option pricing model.

On December 25, 2019, the Company granted incentive stock options to a consultant of the Company entitling them to purchase 200,000 common shares at a price of $0.43 per share for a period of five years vesting 25% every three months from the date of grant and expiring December 24, 2024. The fair value of these options was calculated at $75,675 using the Black-Scholes option pricing model.

On July 26, 2019, the Company granted incentive stock options to directors, consultants and an officer of the Company entitling them to purchase 2,050,000 common shares at a price of $0.27 per share for a period of ten years vesting 100% on the grant date and expiring July 26, 2029. The fair value of these options was calculated at $533,482 using the Black-Scholes option pricing model.

On June 26, 2019, the Company granted incentive stock options to the CFO and a consultant of the Company entitling them to purchase 125,000 common shares at a price of $0.19 per share for a period of three years vesting 25% every three months from the date of grant and expiring June 26, 2022. The fair value of these options was calculated at $50,882 using the Black-Scholes option pricing model.

During the year ended December 31, 2020, nil (2019 – 250,000) options expired unexercised and the related fair value of $nil (2019 - $6,171) was transferred from share-based payment reserve to deficit.

(d) Warrants

As at December 31, 2020 and 2019, the following share purchase warrants were outstanding:

Expiry Date	Exercise Price	December 31, 2020	December 31, 2019
May 1, 2020	$ 0.10	-	1,050,000
June 23, 2020	$ 0.125	-	500,000
December 31, 2020	$ 0.135	-	500,000
June 1, 2021	$ 0.18	500,000	500,000
November 29, 2021	$ 0.37	12,216,215	16,516,215
December 2, 2021	$ 0.78	600,000	-
December 18, 2021	$ 0.43	900,000	-
February 4, 2022	$ 0.77	100,000	-
May 11, 2022	$ 0.62	1,905,164	-
June 15, 2022	$ 0.18	-	500,000
June 28, 2022	$ 0.24	-	3,144,654
Dec 23, 2022	$ 1.36	1,000,000	-
Dec 31, 2022	$ 1.69	1,000,000	-
May 22, 2023	$ 0.90	11,072,198	-
December 31, 2024	$ 0.22	-	10,000,000
January 17, 2024	$ 0.22	-	2,700,000
May 28, 2025	$ 1.37	130,000	-
December 3, 2025	$ 1.31	1,000,000	-
December 29, 2025	$ 1.15	300,000	-
Total		30,723,577	35,410,869

(Expressed in Canadian Dollars)

13. SHARE CAPITAL AND RESERVES (cont'd...)

(d) Warrants (cont'd…)

On November 29, 2019, the Company issued 16,216,215 warrants relating to the Line of Credit (Note 11) and 300,000 warrants as finder's fee related to the Line of credit. Each share purchase warrant is exercisable to purchase one common share of the Company for $0.37 until November 29, 2021. The fair value of $3,279,306 is recorded as deferred financing cost and will be amortized over the term of the line of credit.

On September 9, 2019, the Company issued 500,000 warrants relating to the Jerritt Canyon Royalty acquisition (Note 9). Each share purchase warrant is exercisable to purchase one common share of the Company for $0.18 until September 9, 2022. The fair value of $106,518 is included as acquisition cost of royalty assets.

On September 10, 2019, the Company issued 500,000 warrants relating to the Lincoln Hill Royalty acquisition (Note 9). Each share purchase warrant is exercisable to purchase one common share of the Company for $0.17 until September 10, 2022. The fair value of $98,801 is included as acquisition cost of royalty assets.

On July 2, 2019, the Company issued 2,807,727 share purchase warrants relating to the non-brokered private placement (Note 13(b)). Each share purchase warrant is exercisable to purchase one common share of the Company for $0.30 for a period of three years. These warrants were determined to have a fair value of $nil. In addition, the Company issued 336,927 finders' warrants related to the private placement.

On January 17, 2019, the Company issued 3,000,000 share purchase warrants relating to the non-brokered private placement (Note 13(b)). Each share purchase warrant is exercisable to purchase one common share of the Company for $0.22 for a period of five years. These warrants were determined to have a fair value of $nil. The Company also issued 10,000 finders' warrants exercisable to purchase one common share at a price of $0.135 for a period of two years.

Share purchase warrant transactions are summarized as follows:

	December 31, 2020			December 31, 2019		
	Number of Warrants		Weighted Average Exercise Price	Number of Warrants		Weighted Average Exercise Price
Balance, beginning of year	35,410,869	$	0.29	12,050,000	$	0.20
Issued	19,947,665	$	0.86	24,170,869	$	0.33
Exercised	(24,634,957)	$	0.28	(810,000)	$	0.16
Balance, end of year	30,723,577	$	0.65	35,410,869	$	0.29

As at December 31, 2020, the weighted average remaining contractual life for the outstanding warrants is 1.57 (2019 – 2.64) years.

(Expressed in Canadian Dollars)

13. SHARE CAPITAL AND RESERVES (cont'd...)

(d) Warrants (cont'd…)

The fair value of stock options and warrants are estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	December 31, 2020		December 31, 2019	
	Options	Warrants	Option	Warrants
Risk-free interest rate	0.42%	0.29%	1.72%	1.60%
Expected dividend yield	0.00	0.00	0.00	0.00
Expected stock price volatility	105.77%	92.52%	127.93	95.45%
Expected life in years	3.49	3.00	9.52	2.05
Weighted average fair value	$0.66	$0.62	$0.26	$0.19

The Company has estimated the dividend and forfeiture rate to be 0.00% based on historical dividend payments and historical forfeiture rates. Expected volatility was determined based on the historical movements in the closing price of the Company's common shares for a length of time equivalent to the expected life of each option and warrant.

14. RELATED PARTY TRANSACTIONS

Key management comprises directors and executive officers. The Company did not pay post-employment benefits and long-term benefits to key management. The following compensation was paid to key management:

	December 31, 2020	December 31, 2019
Short-term employment benefits	$ 1,421,813	$ 880,220
Share-based payments	705,141	397,442
Total	$ 2,126,954	$ 1,277,662

As at December 31, 2020, $569,654 (2019 - $21,695) is owing to directors and officers of the Company, which is included in accounts payable and accrued liabilities. A prepaid advance of $2,546 (2019 - $23,795) was made to an officer and director of the Company.

All other amounts due to related parties are payable on demand. Interest is not charged on outstanding balances.

The Company has in place termination clause agreements with officers and directors, whereby the officers and directors are entitled to a cumulative amount of $736,500 in the event they are terminated without cause, or $3,007,500 in the event there is a change of control.

(Expressed in Canadian Dollars)

15. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

For the year ended December 31,		2020		2019
Significant non-cash investing activities consisted of:				
Marketable securities received for mineral properties	$	254,542	$	420,000
Common shares issued for royalty assets	$	11,439,587	$	-
Fair value of warrants issued for mineral and royalty interests	$	4,680,384	$	205,321
Fair value of warrants issued for deferred charges	$	-	$	3,279,306
Royalty interests included in current and long-term debt	$	190,980	$	1,460,580
Interest paid	$	230,533	$	185,372
Taxes paid	$	-	$	-

16. SEGMENT INFORMATION

The Company has one reportable operating segment, the acquisition and exploration of mineral properties and option of those assets, in one geographic location: North America.

17. DEFERRED INCOME TAXES

(a) A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows for the years ended December 31, 2020 and 2019:

		2020		2019
Income (loss) for the year	$	(7,648,661)	$	(1,547,809)
Canadian statutory tax rate		27%		27%
Income tax recovery computed at statutory rates		(2,065,138)		(417,908)
Foreign tax rates different from statutory rates		17,061		(3,601)
Change in timing differences		126,237		(6,357)
Effect of change in foreign exchange rates		(584,447)		(121,034)
Temporary tax effect related acquisition of royalty assets		665,585		-
Temporary tax effect deferred charges		-		846,600
Non-deductible items		748,509		150,170
Under provided in prior years		(261,620)		278,965
Tax losses and tax offsets not recognized (recognized)		1,353,813		(726,835)
Income tax recovery	$	-	$	-

The British Columbia corporate tax rate and the Canadian federal corporate tax rate remained at 11% and 16%, respectively (2019 – 11% and 16%, respectively) for a total statutory tax rate of 27% (2019 – 27%). Nevada Combined federal and state tax rate remained at 21% (2019 – 21%) during the year.

(Expressed in Canadian Dollars)

17. DEFERRED INCOME TAXES (cont'd…)

(b) The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2020 and 2019 are presented below:

		2020		2019
Deferred tax Asset:				
Non-capital losses	$	483,652	$	856,548
Total deferred tax asset	$	483,652	$	856,548
Deferred tax Liabilities:				
Investments	$	58,104	$	-
Property and equipment		22,867		9,948
Deferred charges		402,681		846,600
Total deferred tax liabilities		483,652		856,548
Net deferred taxes assets and liabilities	$	-	$	-

(c) The Company recognizes tax benefits on losses or other deductible amounts generated in countries where it is probable the Company will generate future taxable income. The Company's unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

		2020		2019
Non-capital losses	$	15,790,946	$	14,002,239
Capital losses		2,325,785		2,252,381
Share issue costs		741,567		58,481
Tax value over book value of equipment		48,465		50,724
Tax value over book value of exploration and evaluation assets		6,456,388		4,704,281
Tax value over book value of investments		1,213,154		751,702
Unrecognized deductible temporary differences	$	26,576,305	$	21,819,808

As at December 31, 2020, the Company has non-capital losses carried forward of approximately $14,456,505 (2019 - $13,148,252) and $2,289,533 (2019 - $3,772,948) that may be applied against future income for tax purposes in Canada and the United States, respectively. The non-capital losses expire between 2026 and 2040.

18. ACQUISITION OF VEK

During the year ended December 31, 2020, the Company completed the acquisition of 100% of VEK. The agreement provided for the purchase of up to 100% of the outstanding shares of VEK for cash consideration of US $5,000,000, plus 2,005,164 Ely Gold share purchase warrants, each exercisable over a 24-month term to purchase one Ely Gold common share at an exercise price of $0.62.

The acquisition constituted an asset acquisition, rather than a business combination, as the net assets acquired did not meet the definition of a business, as defined in IFRS 3 *Business Combinations*. The Company applied IFRS 2 *Share-based Payments* in accounting for and assessing the transaction. The Company acquired VEK to gain access to its royalty assets.

(Expressed in Canadian Dollars)

18. ACQUISITION OF VEK (cont'd…)

The consideration paid on the acquisition of VEK was accounted for as a share-based payment with the fair value of the warrants issued valued using the Black-Scholes option pricing model with the following assumptions, volatility of 90.78%, expected life, 2 years, discount rate of 0.29% and dividend rate of 0.0%.

The acquisition of VEK was recorded in the accounts of the Company at its fair value determined as follows:

Consideration paid for 100% interest is as follows:		
Cash	$	7,047,002
Fair value of warrants issued		1,214,066
Total consideration paid	$	8,261,068

Assets acquired:		
REN Property	$	6,024,796
Marigold		1,618,343
Pinson		164,396
Carlin Trend		338,704
Lone Tree		114,829
Net assets acquired	$	8,261,068

19. EVENTS AFTER THE REPORTING PERIOD

(a) On January 26, 2021, the Company entered into an option agreement with Navy Resources ("Navy") whereby Navy will have the option to acquire a 100% interest in the Spanish Moon Project with Ely Gold retaining a 3% NSR. Total consideration will be US$750,000 and 750,000 common shares of Navy payable as follows:

(i) US$50,000 upon entering into the agreement;
(ii) Issue 150,000 Navy shares within 5 business after entering into the agreement;
(iii) US$75,000 cash and 150,000 Navy shares on or before the first anniversary;
(iv) US$125,000 cash and 200,000 Navy shares on or before the second anniversary;
(v) US$250,000 cash and 250,000 Navy shares on or before the third anniversary;
(vi) US$250,000 cash on or before the fourth anniversary;

Navy may reduce the 3% NSR to a 2% NSR for a one-time payment of US$1,000,000.

(b) On February 24, 2021 the Company entered into an option agreement with Crestview Exploration ("Crestview") whereby Crestview can acquire a 100% interest of the Company's Cimarron property with the Company retaining a 2.5% NSR royalty. As consideration Crestview will pay a total of US$200,000 as follows:

(i) Initial payment of $25,000
(ii) Cash payment of $35,000 on the 1st anniversary
(iii) Cash payment of $50,000 on the 2nd anniversary
(iv) Cash payment of $45,000 on the 3rd anniversary
(v) Cash payment of $45,000 on the 4th anniversary

(c) On March 26, 2021 the Company entered into a binding term sheet to acquire an additional 25% interest in its Hog Ranch Property which will increase the Company's NSR from 1.5% to 2.25% and its interest in the leased mining claims to 75.1% As consideration, the Company will pay US$275,000 and issue 1,000,000 warrants exercisable at $0.90 for a period of four years.

19. EVENTS AFTER THE REPORTING PERIOD (cont'd…)

(d) Subsequent to December 31, 2020 the Company issued 350,000 common shares on exercise of stock options for total proceeds of $21,000.

(e) Subsequent to December 31, 2020 the Company issued 300,000 common shares on exercise of warrants for total proceeds of $129,000.